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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vtech Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

FILE NO. 82- 03565 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/13/07

vtech

3-31-07
AR/S

Building on a **Solid Foundation**


Technology
Innovation
Leadership

Annual Report 2007

VTech Holdings Ltd
HKSE: 303
LSE: VTH

Corporate Profile

VTech is one of the world's largest suppliers of corded and cordless telephones and a leading supplier of electronic learning products. It also provides highly sought-after contract manufacturing services. Founded in 1976, the Group's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner.

With headquarters in the Hong Kong Special Administrative Region and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and over 30,000 employees, including around 1,300 R&D professionals in R&D centres in Canada, Hong Kong and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world, while maintaining a highly competitive cost structure.

The Group invested US$45.2 million in R&D in the financial year 2007 and launches numerous new products each year. VTech sells its products via a strong brand platform supported by an extensive distribution network of leading retailers in North America, Europe and Asia. Apart from the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories.

In addition, VTech has license agreements with licensors of well-known children's characters that allow it to use those characters in the cartridges for its popular V.Smile product range and certain electronic learning products.

Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (HKSE: 303; LSE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).

Contents

01 Financial Highlights

02 Letter to Shareholders

05 Management Discussion and Analysis

08 Review of Operations – Telecommunication Products

10 Review of Operations – Electronic Learning Products

12 Review of Operations – Contract Manufacturing Services

14 Corporate Affairs

16 Year in Review

18 Corporate Governance Report

20 Directors and Senior Management

24 Report of the Directors

29 Independent Auditor's Report

30 Consolidated Financial Statements

31 Notes to the Financial Statements

53 VTech in the Last Five Years

54 Corporate Information

55 Information for Shareholders

56 VTech Group of Companies

Financial Highlights

- Record revenue and profit
- Group revenue increased by 21.5% to US$1,463.8 million
- Profit attributable to shareholders rose by 42.0% to US$182.9 million
- Net profit margin expanded 1.8% points to 12.5%
- Net cash, after special dividend of US$71.7 million, rose to US$246.5 million
- Final dividend of US41.0 cents per share, total dividend per share for the year (includes special dividend of US30.0 cents) up 150.0%

For the year ended 31st March	2007	2006	Change
Operating results (US$ million)			
Revenue	**1,463.8**	1,204.6	21.5%
Gross profit	**540.0**	446.7	20.9%
Operating profit	**194.0**	136.2	42.4%
Profit before taxation	**201.5**	140.1	43.8%
Profit attributable to shareholders	**182.9**	128.8	42.0%
Financial position (US$ million)			
Cash generated from operations	**196.9**	182.9	7.7%
Net cash	**246.5**	242.4	1.7%
Shareholders' funds	**343.3**	306.2	12.1%
Per share data (US cents)			
Earnings per share – basic	**76.6**	54.9	39.5%
Earnings per share – diluted	**75.1**	54.3	38.3%
Dividend per share			
– Interim and final	**50.0**	32.0	56.3%
– Special	**30.0**	Nil	N/A
Other data (US$ million)			
Capital expenditure	**37.2**	32.1	15.9%
R&D expenditure	**45.2**	40.3	12.2%
Key ratios (%)			
Gross profit margin	**36.9**	37.1	-0.2% pts
Operating profit margin	**13.3**	11.3	2.0% pts
Net profit margin	**12.5**	10.7	1.8% pts
EBITDA/Revenue	**14.9**	12.9	2.0% pts
Return on shareholders' funds	**53.3**	42.1	11.2% pts

⇧21.5%

(2007 vs 2006)

GROUP REVENUE IN LAST 5 YEARS


US$ million
1,500
1,200
900
600
300
0
866.5
915.2
1,022.0
1,204.6
1,463.8
03
04
05
06
07

⇧150.0%

(2007 vs 2006)

DIVIDENDS PER SHARE IN LAST 5 YEARS


US cents
80
60
40
20
0
3.5
10.0
13.0
32.0
80.0
03
04
05
06
07

⇧39.5%

(2007 vs 2006)

EARNINGS PER SHARE IN LAST 5 YEARS


US cents
80
70
60
50
40
30
20
10
0
18.1
20.5
25.2
54.9
76.6
03
04
05
06
07

Letter to Shareholders



"All three of our businesses recorded revenue increases during the financial year 2007, resulting in revenue for the Group reaching an all-time high."

Alan WONG Chi Yun

↑ 42.0%
(2007 vs 2006)

DEAR SHAREHOLDERS,

All three of our businesses recorded revenue increases during the financial year 2007, resulting in revenue for the Group reaching an all-time high. This, together with an improvement in operating profit margin, allowed us to achieve a second straight year of record profit. The results demonstrate that we are reaping the benefit of the hard work put in over recent years to enhance our operations and build a solid foundation for growth.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS IN LAST 5 YEARS

US$ million



200
160
120
80
40
0
40.8
46.3
56.9
128.8
182.9
03
04
05
06
07

RESULTS

Revenue for the Group increased by 21.5% over the financial year 2006 to US$1,463.8 million. Profit attributable to shareholders rose by 42.0% to US$182.9 million, while earnings per share increased by 39.5% to US76.6 cents. With the Group's balance sheet remaining strong, the Board of Directors has proposed a final dividend of US41.0 cents per share. Together with the interim dividend of US9.0 cents per share and the special dividend of US30.0 cents per share made in celebration of the Group's 30th anniversary, this gives a total dividend for the year of US80.0 cents per share, 150.0% higher than the US32.0 cents per share declared for the financial year 2006.

OPERATIONS

Following two years of rationalisation at its US operations, the telecommunication products (TEL) business regained its leadership position in the US cordless phone market. A rebound in sales in this market led to a marked increase in revenue for the TEL business overall, while contribution to the Group continued to improve.

The gains in North America were the result of the success of the new product lines. The 5.8GHz phones, together with the AT&T 2.4GHz products using proprietary technology developed in-house, proved popular with consumers and continued to win us more shelf space from customers.

Several new models were introduced in January at the 2007 Consumer Electronics Show where our focus was on innovative design and new technology. Our design capabilities were showcased by the Digital Enhanced Cordless Telecommunications (DECT) 6.0 models, whose cutting-edge slim handsets were exceptionally well received. On the technology side, we were able to show a cordless system with Bluetooth connectivity and the infoPhone™, an Internet enabled phone that allows people to check email and information without the need to turn on a computer.

As we noted at the interim report, the European market had suffered from excess inventory, especially during the first half of the financial year. Hence, despite a pick up of sales in the second half over the first half, revenue from this market still recorded a decline as compared with the financial year 2006.

Revenue at the electronic learning products (ELP) business reached an all time high as we saw sales growth in all product ranges in all major markets. The traditional ELPs performed especially well, with a double digit sales increase. A number of new products helped boost sales, including Nitro Vision and a new line of interactive animal character play sets for toddlers, SmartVille. Nitro Notebook Pink was included in the Toys"R"Us "Fabulous 15 The Best of the Holiday Season" list.

V.Smile continued its success as a platform based product and eight new titles were added in the calendar year 2006. V.Smile Baby, targeting children between the ages of nine months and three years old, was added to the range. It appeared on the shelves in the first half of the financial year and sales have been encouraging. V.Flash, aimed at children aged six and up, got off to a slower start following its late launch in September 2006.

The contract manufacturing services (CMS) business achieved record revenue for the third year in a row as we grew our sales with existing customers. Once again, the business outperformed the global Electronic Manufacturing Services (EMS) market. The switching mode power supplies, professional audio equipment and industrial printing categories experienced particularly strong demand and marked growth was seen in the US market.

The success of the CMS business demonstrates the attraction of a complete one-stop shop service from design to execution and the very high quality levels achieved. Customer service levels improved further during the financial year as we cut order processing time significantly and again reduced the failures per million units of output (ppm).

All three businesses did well to counter cost pressures during the financial year despite high materials prices, as well as rising labour costs and overheads in China, following the appreciation of the Renminbi. Greater economies of scale, as our production volume has expanded, have mitigated these cost pressures, and we have been able to raise productivity through efficiency gains. The new plant at the city of Qingyuan in the northern part of China's Guangdong province, to which we have begun transferring some production, is also beginning to make a positive impact.

CHANGES IN DIRECTORS

Our Deputy Chairman, Mr. Albert LEE Wai Kuen, retired with effect from 1st April 2007. He has been with the Group since 1984 and I would like to express my sincere appreciation to him for his valuable contribution over two decades. He will continue to play a role as an adviser to the Group.

Following Mr. LEE's retirement, two new Executive Directors were appointed in April 2007. They are Mr. Edwin YING Lin Kwan, Group Chief Operating Officer and Mr. PANG King Fai, Group Chief Technology Officer.

The succession of good results achieved in recent years testifies to VTech's ability to develop sound business strategies and execute them well. I believe we have developed a solid foundation for future expansion.

OUTLOOK

The succession of good results achieved in recent years testifies to VTech's ability to develop sound business strategies and execute them well. I believe we have developed a solid foundation for future expansion. Despite the uncertainties of the US economy, a probable further appreciation of the Renminbi, as well as a continued rise in labour costs and components prices, we expect to achieve a similar level of profitability as in the financial year 2007.

The rise in our production volume has begun to put pressure on capacity and to ease capacity constraints and realise further economies of scale, the Group is adding manufacturing facilities. In the second quarter of the financial year 2008, a new factory building for the CMS business will open, increasing its capacity by some 50%. We also intend to build a second factory at Qingyuan, to serve the growing needs of the ELP business.

We expect the positive momentum at the TEL business to carry into the financial year 2008. Growth, however, will primarily come from Europe as the market continues to recover from the excess inventory. The North American business will be hard pressed to repeat the similar growth recorded in the financial year 2007, as the business has already rebounded from a sales decline and regained its leadership position in the market.

Despite this, our new models with innovative designs and new technology will support profitable growth in North America. Through designs such as the DECT 6.0 models, we are successfully creating new product categories for retail customers, while technologies such as the infoPhone™ will enable us to explore new distribution channel such as service providers.

To add new avenues of growth, the TEL business will develop the small and home office market. Changing demographics, new work practices and technologies have made this a growth area, one that we have not so far addressed as a distinct segment.

Building on its strong position in Europe and increasing market share in North America, the ELP business is expected to continue to grow. The addition of the Whiz Kid Learning System™ will enable VTech to capture a position in the reading market. The V.Smile range will continue to evolve and an enhanced V.Smile console will be on the shelves in the United States in August 2007, featuring a sing-along microphone and a writing joystick. It will be joined by a new version of V.Smile Pocket that features a microphone for new games. The new version is also smaller, lighter and hence easier for children to carry. Eight new titles will be launched in the calendar year 2007 as we expand the library of cartridges.

Growth at the CMS business is expected to moderate as existing customers mature and newer customers only gradually build up orders. Nonetheless, we are confident of once again outperforming the EMS market, which is forecast to grow in the high single digits in the calendar year 2007. We will continue to improve the service we offer to all customers and have set up a new task force to examine any cost savings that can be passed on.

Japan, a market of great potential for the CMS business, will be a focus for new business development. A dedicated Japanese client team has been set up, and we will reopen our sales office there in June 2007. Separate facilities are being set up specifically for Japanese clients, covering manufacturing, engineering and quality control.

APPRECIATION

I would like to thank my fellow directors and all staff for their efforts, which helped to make our 30th anniversary a banner year.

Although we see challenges ahead, we are taking action to address specific issues, and with the global economy still expanding at a reasonable pace, I am confident that VTech is well positioned to achieve further growth in the financial year 2008 and deliver good returns for shareholders in the years ahead.

Allan WONG Chi Yun
Chairman

Hong Kong, 20th June 2007

REVENUE

The Group revenue for the year ended 31st March 2007 increased by 21.5% over the previous financial year to US$1,463.8 million as a result of an increase in revenue from its three core businesses.

The TEL business recorded a 11.1% increase in revenue to US$660.6 million. This performance was mainly driven by strong sales of 5.8GHz cordless phones and a range of AT&T 2.4GHz products using proprietary technology developed in-house for the North American market, which helped increase revenues from this market by 26.3% or US$107.0 million compared with the previous financial year. Revenue from the European market, however, decreased by 25.1% or US$42.3 million over the previous financial year because the market had suffered from excess inventory, a situation that affected all suppliers.

The ELP business had another excellent year with considerable growth in revenue, achieving a 26.2% year-on-year increase to US$570.1 million. The growth was attributable to good performance from all ELP product ranges. The growth in revenue from traditional products range was especially strong. The V.Smile product range also continued to grow. Sales of the basic V.Smile met management expectations, while the introduction of the well-received V.Smile Baby in the first half of the financial year 2007 and the launch of V.Flash in later part of the financial year, together with the rising sales of software drove sales higher compared to the previous financial year.

For the CMS business, the strategy of providing a one-stop shop EMS service to small and medium sized customers continued to be successful, and the business achieved significant growth in revenue of 47.3% over the previous financial year, reaching US$233.1 million. The growth came mainly from increased orders from existing customers with demand particularly strong in the areas of switching mode power supplies, professional audio equipment and industrial printing categories.

The Group's revenue from its three core businesses was: 45.1% from the TEL business, 39.0% from the ELP business and 15.9% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 60.2% of Group revenue for the financial year 2007. Europe and Asia Pacific accounted for 34.1% and 3.5% respectively. This change in the relative contribution of the three regions mainly reflects the sales increase from all of the Group's businesses in North America, which more than offset the sales reduction at the TEL business in Europe while the ELP and CMS businesses also achieved satisfactory growth in Europe.

GROSS PROFIT/MARGIN

The gross profit for the financial year 2007 was US$540.0 million, an increase of US$93.3 million compared to the US$446.7 million recorded in the previous financial year. Gross margin for the year declined slightly from 37.1% to 36.9%. Although all businesses suffered from the negative impacts of rising labour costs, high raw material prices and the appreciation of the Renminbi during the financial year 2007, the Group was able to maintain gross profit margin as management implemented measures to improve operational efficiency and raise productivity.

GROUP REVENUE BY PRODUCT LINE



	%	2007 *US$ million*
Telecommunication Products	45.1	660.6
Electronic Learning Products	39.0	570.1
Contract Manufacturing Services	15.9	233.1
Total	100.0	1,463.8

GROUP REVENUE BY REGION (2007)


North America
60.2%
US$880.9 million
Europe
34.1%
US$499.8 million
Asia Pacific
3.5%
US$51.4 million
Others
2.2%
US$31.7 million
Total
100.0%
US$1,463.8 million

OPERATING PROFIT/MARGIN

The operating profit for the year ended 31st March 2007 was US$194.0 million, an increase of US$57.8 million or 42.4% over the previous financial year. The improvement mainly came from a significant increase in gross profit resulting from the overall growth in revenue at the three core businesses. The operating profit margin also improved from 11.3% in the previous financial year to 13.3% in the financial year 2007. A significant part of the improvement was attributable to the rebound at the TEL business whose contribution to the Group continued to improve in the financial year 2007.

Selling and distribution costs increased by 14.1% from US$209.2 million in the previous financial year to US$238.6 million in the financial year 2007. The increase was mainly due to higher spending on advertising and promotional activities at the ELP business. Royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V.Smile Smartridges also increased, which was in line with increased sales of the V.Smile product range. However, selling and distribution costs as a percentage of Group revenue actually decreased from 17.4% in the previous financial year to 16.3% in the financial year 2007, owing to management's success in maintaining a tight control over operating costs.

Administrative and other operating expenses increased from US$61.0 million in the previous financial year to US$62.2 million in the financial year 2007. An exchange gain of US$3.1 million was recorded under administrative and other operating expenses in the current financial year because of the appreciation of the Euro and Sterling against the US dollar. This contrasted with an exchange loss of US$2.6 million recorded in the previous financial year. Excluding the effect of exchange differences, the administrative and other operating expenses increased by US$6.9 million compared to the previous financial year, partly due to an increase in employee related costs as business has expanded. The administrative and other operating expenses as percentage of Group revenue, excluding the effect of exchange differences, actually improved from 4.8% in the previous financial year to 4.5% in the financial year 2007.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2007, the Group spent US$45.2 million on R&D activities, which represented around 3% of total Group revenue.

GROUP R&D EXPENDITURE IN LAST 5 YEARS


US$ million
50
40
30
20
10
0
31.0
33.2
38.5
40.3
45.2
03
04
05
06
07

NET PROFIT AND DIVIDENDS

The profit attributable to shareholders for the year ended 31st March 2007 was US$182.9 million, an increase of US$54.1 million as compared to the previous financial year. The ratios of EBIT and EBITDA to revenue were 13.3% and 14.9% respectively.

Basic earnings per share for the year ended 31st March 2007 were US76.6 cents as compared to US54.9 cents in the previous financial year. During the year, the Group declared and paid an interim dividend and a special dividend of US9.0 cents per share and US30.0 cents per share respectively, which aggregated to US$93.2 million. The directors have proposed a final dividend of US41.0 cents per share, which will aggregate to US$98.0 million. Excluding the special dividend, the total dividend for the year amounted to US50.0 cents per share, representing an increase of US18.0 cents per share or 56.3% from the previous financial year.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS IN LAST 5 YEARS


US$ million
200
160
120
80
40
0
40.8
46.3
56.9
128.8
182.9
03
04
05
06
07

GROUP EBITDA/REVENUE AND EBIT/REVENUE IN LAST 5 YEARS


%
15
12
9
6
3
0
9.7
7.4
7.9
12.9
14.9
6.9
5.4
6.1
11.3
13.3
EBITDA/REVENUE
EBIT/REVENUE
03
04
05
06
07

LIQUIDITY AND FINANCIAL RESOURCES

Shareholders' funds as at 31st March 2007 were US$343.3 million, a 12.1% increase from the US$306.2 million reported for the financial year 2006. The net assets per share increased by 12.5% from US$1.28 to US$1.44.

As at 31st March 2007 and 2006

	2007 *US$ million*	2006 *US$ million*
Cash	**246.5**	242.4
Less: Total interest bearing liabilities	**–**	–
Net cash position	**246.5**	242.4

As at 31st March 2007, the net cash increased to US$246.5 million, up 1.7% from US$242.4 million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within two years.

TREASURY POLICIES

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

WORKING CAPITAL

As at 31st March 2007 and 2006
All figures are in US$ million unless stated otherwise

	2007	2006
Stocks	**124.1**	133.8
Average stocks as a percentage of Group revenue	**8.8%**	10.7%
Turnover days	**68 days**	81 days
Trade debtors	**178.7**	162.9
Average trade debtors as a percentage of Group revenue	**11.7%**	13.5%
Turnover days	**65 days**	65 days

The stock balance as at 31st March 2007 decreased by 7.2% over the balance at 31st March 2006 to US$124.1 million. The turnover days improved from 81 days to 68 days. The decrease in stock level is mainly attributable to an improvement in supply chain management at the TEL business. The trade debtors balance as at 31st March 2007 was US$178.7 million as compared to US$162.9 million in the previous financial year. The turnover days were 65 days, the same as the previous financial year. The increase in trade debtors balance as at 31st March 2007 was mainly due to an increase in revenue in the fourth quarter when compared with the corresponding period of the previous financial year.

CAPITAL EXPENDITURE

For the year ended 31st March 2007, the Group invested US$37.2 million in the construction of factory buildings, purchases of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed with internal resources.

CAPITAL COMMITMENTS AND CONTINGENCIES

The Group expects to invest approximately US$59 million on capital expenditure in the financial year 2008. Besides normal capital expenditure for ongoing business operations, the new R&D centre in Shenzhen, Guangdong province is under construction and is expected to be completed by the end of calendar year 2007. The Group also intends to incur further capital investment for the construction of the second manufacturing plant in the city of Qingyuan, in northern Guangdong province.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.


vtech
DECT 6.0
vtech
vtech
DECT 6.0

Telecommunication Products

Revenue at the TEL business increased in the financial year 2007 and contribution to the Group improved further. North America was the key growth driver.

TEL REVENUE BY REGION (2007)

Region	Share	Revenue
North America	77.9%	US$514.3 million
Europe	19.1%	US$126.2 million
Others	2.3%	US$15.5 million
Asia Pacific	0.7%	US$4.6 million
Total	100.0%	US$660.6 million

Revenue for the financial year 2007 at the TEL business rose 11.1% over the previous financial year to US$660.6 million and contribution to the Group improved further as the rebound that began in the first half continued. The business accounted for 45.1% of Group revenue, against 49.4% in the previous financial year.

North America was the key growth driver. For the financial year 2007, revenue in North America increased by 26.3% to US$514.3 million, representing 77.9% of the total TEL revenue, against 68.5% in the financial year 2006.

The competitiveness of the TEL business in North America has strengthened following the rationalisation of its business operations two years ago. Better products, together with enhanced supply chain and channel management resulted in market share gains in North America. The new 5.8GHz cordless phones, together with the AT&T 2.4GHz products using proprietary technology developed in-house, were well-received by

The US TEL business was given the "Supplier of Excellence Award" for the fourth quarter of 2006 by Wal-Mart.



consumers and enabled VTech to win more shelf space from retail customers.

To recognise VTech's innovative ideas, products and pricing in growing Wal-Mart's business, we were given the "Supplier of Excellence Award" for the fourth quarter of 2006 in the Consumer Electronics category in February 2007.

In Europe, as mentioned in the interim report, the market had suffered from excess inventory, a situation that affected all suppliers. As a result, despite a pick up of sales in the second half over the first half, sales to the region for the financial year 2007 declined 25.1% over the financial year 2006 to US$126.2 million, accounting for 19.1% of total TEL revenue.

To ensure growth momentum is maintained, throughout the financial year, we continued to invest in the development of new products and a number of exciting models were unveiled at the Consumer Electronics Show (CES) in Las Vegas in January 2007, where our focus was on innovative design and new technology.

Our design capabilities saw the unveiling of the Digital Enhanced Cordless Telecommunications (DECT) 6.0 system. Featuring a uniquely thin, compact form factor, these phones deliver a superior level of interference-free clarity, quality, security and range in a cutting-edge design.

Building on its tradition of pioneering technology, VTech rounded out its Internet enabled and Bluetooth enabled phones. The new Internet enabled phone, infoPhone™ combines standard telephony, peer-to-peer VoIP calling and personalised content delivery in a sleek design. It allows users to check e-mail and Internet delivered content such as news, sports, weather and horoscopes through the cordless handset, without the need to turn on a computer. Recognising the increased penetration of Bluetooth enabled cellular phones, we also introduced an AT&T cordless phone with Bluetooth connectivity at affordable price point. It has been available since May 2007.

TEL REVENUE IN LAST 5 YEARS


US$ million
800
700
600
500
400
300
200
100
0
609.8
687.2
612.5
594.7
660.6
03
04
05
06
07


vtech

The Internet enabled phone, infoPhone™ combines standard telephony, peer-to-peer VoIP calling and personalised content delivery

Electronic Learning Products

The ELP business achieved record revenue in the financial year 2007. The growth came across the board, with good performances from all product ranges.



ELP REVENUE BY REGION (2007)

Region	Share	Revenue
North America	49.3%	US$281.2 million
Europe	45.8%	US$260.9 million
Others	2.8%	US$16.1 million
Asia Pacific	2.1%	US$11.9 million
Total	100.0%	US$570.1 million



In the financial year 2007, the ELP business achieved record revenue, which increased by 26.2% as compared with the financial year 2006 to US$570.1 million. This was equivalent to 39.0% of total Group revenue, as compared with 37.5% in the previous financial year.

The growth came across the board, with good performances from all product ranges. The traditional ELPs recorded higher sales growth than the V.Smile range, mainly driven by increased shelf space and an expanded product portfolio.

Revenue increases were apparent in all markets, with particularly strong growth in North America as VTech continued to gain shelf space in this market. Sales from the region rose by 29.2% to US$281.2 million. In Europe, revenue grew by 21.5% over the previous financial year to US$260.9 million and VTech maintained its leadership position in its principal markets.

In the financial year 2007, the V.Smile range entered its third year of sales. Sales of the basic console and software met management expectations. In the calendar year 2006, eight new titles

Eight new titles were added to the V.Smile software library in the calendar year 2006, bringing it to 33 in total.



were added to the library, bringing it to 33 in total.

In addition to the basic V.Smile, the range was extended in the financial year 2007 through the introduction of two new platforms, the V.Smile Baby Infant Development System™ (V.Smile Baby), aimed at children from nine months to three years old and the V.Flash Home Edutainment System™ (V.Flash), which targets those aged six and up.

Sales of V.Smile Baby have been particularly encouraging and in September, it was put on the Toys "R" Us 2006 "Hot Toy" list. Sales of V.Flash were below management expectations due to the late launch in September 2006. Nonetheless, in October, V.Flash was named one of the Top 12 Toys of Christmas and Holiday 2006 by Wal-Mart.

Development of new products and platforms continued and they were unveiled during the toy fairs in early 2007.

The Whiz Kid Learning System™ (Whiz Kid), a new platform based product that can be connected to the computer, was introduced to capture the reading market. Whiz Kid lets children aged from three to six years enjoy interactive reading and learning activities wherever they go through a portable and touch-sensitive stylus. Children can choose from 40 activity pages, slide the page into the pad and watch it come alive with more than 120 activities.

To refresh the original V.Smile, an enhanced console was introduced to the trade, featuring a sing-along microphone and a writing joystick. Further new software titles were unveiled, as well as two additional accessories that connect directly to the consoles. An interactive storybook, the SmartBook™ uses touch pen technology to activate animated stories and games, while the Smart Keyboard™ offers typing and word games.

ELP REVENUE IN LAST 5 YEARS

US$ million


600
500
400
300
200
100
0
161.9
130.7
281.1
451.7
570.1
03
04
05
06
07


vtech
Nitro Notebook

Nitro Notebook Pink was included in the Toys "R" Us "Fabulous 15 The Best of the Holiday Season" list



Contract Manufacturing Services

The CMS business once again achieved excellent results in the financial year 2007, outperforming the global EMS industry. The growth came mainly from existing customers.

CMS REVENUE BY REGION (2007)

Region	Share	Revenue
Europe	48.4%	US$112.7 million
North America	36.6%	US$85.4 million
Asia Pacific	15.0%	US$34.9 million
Others	0%	US$0.1 million
Total	100.0%	US$233.1 million

The CMS business once again achieved excellent results, with revenue for the financial year 2007 increasing by 47.3% over the financial year 2006 to US$233.1 million, the third consecutive record. The business accounted for 15.9% of Group revenue, up from 13.1% in the previous financial year.

The business once again outperformed the global Electronic Manufacturing Services (EMS) industry, which grew by some 13.5%* during the calendar year 2006. Although some new customers were acquired, the growth in revenue came primarily from existing customers, especially in the areas of switching mode power supplies, professional audio equipment and industrial printing. Particularly strong demand was experienced from customers in the United States and hence this market grew its share of total CMS revenue markedly from the 29.5% recorded in the previous financial year.

**Source: Manufacturing Market Insider – December 2006 issue*



tech

The CMS business received four awards from its customers, in recognition of its outstanding service.

Switching mode power supplies and professional audio equipment continued to be the leading product categories, accounting for 28.2% and 27.7% of total CMS revenue respectively, followed by communications products and home appliances. Europe remained the leading source of revenue, representing 48.4% of total CMS revenue, followed by North America at 36.6% and Asia Pacific at 15.0%.

To cope with the growing demand, the business added a new factory building at its existing plant in Liaobu town, Dongguan city. The new facility will increase the capacity of the business by some 50% and will begin operations in the second quarter of the financial year 2008.

While adding capacity to cater for business growth, the business moved aggressively to counter the effects of cost pressures. Materials prices rose sharply and unlike in previous years, the Group was unable to offset these rises through improved contract terms with material suppliers. Additional cost pressures came from the continued rise in the Renminbi and wages in southern China. These factors were largely offset by economies of scale and improved productivity. Among the improvements, a realignment of production reduced the manufacturing cycle time, lowering overtime payments, electricity consumption and equipment downtime.

Efforts were also made to improve service levels, despite the surge in production volumes and cost controls. Order processing time was improved by 50%. Outgoing quality level, as measured by failures per million units of output (ppm), improved to within a range of 250 – 750 ppm. The business received four awards from its customers in the field of professional audio equipment, communications products and medical products during the financial year 2007, in recognition of its outstanding service and the high level of support given to the customers' business development.

CMS REVENUE IN LAST 5 YEARS



US$ million
250
200
150
100
50
0
94.7
97.3
128.4
158.2
233.1
03
04
05
06
07



NXT

Corporate Affairs


vtech
Standard Chartered HK Marathon
渣打馬拉松 2007



VTECH AND OUR SHAREHOLDERS

VTech is committed to enhancing shareholder value by:

- Strengthening the competitive position of the Group's businesses
- Continuous efforts to achieve sustainable growth in shareholder returns and in the Group's return on investment
- Ensuring timely, true, comprehensive and non-selective disclosure of the Group's financial information and operating performance

Returns – Dividends

The dividend payout ratio of the Group is linked to its operating earnings performance, financial position and future investment opportunities. In the financial year 2007, the dividend payout ratio (excluding the special dividend of US30.0 cents per share) was 65.3% of the Group's net profit, against 59.3% in the previous financial year.

Share Performance

(for the year ended 31st March 2007)

Highest closing price	HK$57.10 (on 26th March 2007)
Lowest closing price	HK$30.65 (on 23rd May 2006)

Investor Communications

VTech adopts a proactive investor relations and communications programme to keep investors and shareholders up to date on the Group's latest developments and we encourage them to make suggestions for improvement. During the financial year 2007, we held one-on-one meetings with investors, site visits to our manufacturing facilities in mainland China and participated in investor conferences.

Key financial announcements are webcast, accompanied by the detailed slide presentations and other important financial information. The Group's quarterly newsletter outlines the latest products and marketing initiatives by the Group's businesses. Up-to-date information on the Group's development, financial data and stock information are available at the corporate website www.vtech.com. All key information can be downloaded.

VTECH AND OUR EMPLOYEES

The average number of employees for the financial year 2007 was 28,200, an increase of 15.1% from 24,500 in the previous financial year. Employee costs for the year ended 31st March 2007 were approximately US$138 million, as compared to approximately US$115 million in the financial year 2006.

Employment Policy

VTech's policy is to employ, retain, promote, terminate and treat all employees on the basis of merit, qualifications and competence. The Group creates a favourable work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, status, disability or any other non-job related factor.

The Group has an incentive bonus scheme and a share option scheme for its employees, with benefits determined based on the performances of the Group and individual employees.

Communications and Personal Development

VTech uses the latest technology to engage in dialogue with employees at all levels, including an intranet and interactive webcasts. Training is provided to build skills and competencies. Staff members regularly attend internal training courses and may apply for external training sponsorships.

Celebrating at Work

Each year, VTech organises social events for its employees across the world, helping to foster a team spirit, promote life balance and enhance motivation.

During the financial year 2007, the 30th anniversary was celebrated by a logo contest open to staff worldwide and a fun-filled outing to Ocean Park for Hong Kong staff, with similar outings elsewhere. Life balance was promoted through yoga classes, a sports month and participation in the annual dragon boat races. Employees also participated in the Standard Chartered Hong Kong Marathon 2007, for the sixth consecutive year.

VTECH AND OUR COMMUNITIES

VTech is a pioneer in the telecommunication products and electronic learning products industries. With a corporate culture rooted in "Innovation and Technology", the Group focuses its philanthropic efforts on initiatives supporting education, innovation and technology.

Community Support

During the financial year 2007, we supported Business of Design Week in Hong Kong, an event to promote the use and value of good design. In mainland China, we supported Race to Feed 2006, organised by Heifer International Hong Kong. Our donation funded Heifer projects in China's rural areas.

In Europe, we lent a helping hand to the French charity "Un regard, un enfant" (one look, one child), donating 20,000 Euros to support the education of underprivileged children in developing countries.

In North America, we joined CBS' annual "Wishes for Kids" toy drive by donating 200 V.Flash units to needy children.

VTECH AND THE ENVIRONMENT

VTech regards care for the environment and making a positive contribution to tackle climate change as an important part of its corporate social responsibility. Throughout our operations worldwide, we encourage waste reduction, environmentally sound processes, energy efficiency and recycling.

Our plants and offices have comprehensive programmes in place to recycle materials used in the production and administrative process, to increase energy efficiency and to minimise the production of waste, as well as handle waste in an environmentally responsible manner.

Our products and packaging are designed to comply with the highest standards of environmental legislation or guidelines, such as RoHS in Europe and Energy Star in the United States, using recyclable materials where possible. Consumers are also encouraged to recycle their products and to dispose of them in an environmentally appropriate manner.




Noël Partage
10€ +10€
remboursés sur vos achats vtech
pour les enfants défavorisés
vtech

JUNE



JULY


INFO
TECH
100

OCTOBER



APRIL 2006

Contract Manufacturing Services

- VTech Communications Limited was given a "2005 Service Award" by a home appliance customer in recognition of its outstanding services and high level of support to the company.

MAY 2006

Telecommunication Products



- VTech received the Gold Suppliers Award from Deutsche Telekom in recognition of its innovative and superior customer service.



JUNE 2006

Electronic Learning Products

- V.Smile Baby and TV Learning Station were named the "Best New Infant Toy of the Year 2006" and the "Best New Educational Toy of the Year 2006" respectively by a French toy magazine *La Revue du Jouet*.


2006
GRAND PRIX JOUET
Jeux éducatifs et scientifiques
2006
GRAND PRIX JOUET
Eveil et Premier âge

JULY 2006

Corporate

- *BusinessWeek* ranked VTech Holdings Limited among the top 100 information technology or technology companies worldwide (the "INFOTECH 100"), a commendation based upon total revenue, revenue growth, return on equity, shareholder return and net profit.

Contract Manufacturing Services

- VTech Communications Limited received "Partner Award 2006" from a communications product customer in Canada in appreciation of VTech's support to the company's business growth and development.

Electronic Learning Products

- V.Smile Pocket received the Gold Award in the electronic category at the Good Toy Awards 2006 in the United Kingdom.

AUGUST 2006

Electronic Learning Products

- Write & Learn Letter Pad was named one of the Dr. Toy's "Best Vacation Products" in the United States.

SEPTEMBER 2006

Electronic Learning Products



- Dora The Explorer Laptop won the "Best Licensed Interactive Range" at the Licensing Awards 2006 in the United Kingdom.

OCTOBER 2006

Contract Manufacturing Services

- VTech Communications Limited was presented a "Partner of the Year 2006" award by a customer in the field of professional audio equipment in appreciation of its outstanding service and support throughout the year.

Telecommunication Products

- The i5871 5.8GHz cordless phone was named the Gold Winner in the category of Consumer Electronics at the HKEIA Award for outstanding Innovation and Technology Products 2006 in Hong Kong.



NOVEMBER


Toy of the Year
Awards
2006
Max Award
Prima Toys

FEBRUARY


TOYS R US
Vendor Of The Year
2006
Vtech Electronics
Thank you for being our Star.

MARCH



NOVEMBER 2006

Electronic Learning Products

- V.Smile Jammin' Gym Class received the "Children's Choice Award" from the Canadian Toy Testing Council (CTTC).

- V.Smile TV Learning System was named "Toy of the Year 2006" by the South African Toy Association.

DECEMBER 2006

Contract Manufacturing Services

- VTech Communications Limited was given a "Valued Supplier Award 2006" by a medical product customer for VTech's contributions over the years.


VALUED SUPPLIER AWARD
2006
vTech

JANUARY 2007

Contract Manufacturing Services

- VTech Communications Limited was presented "Supplier Award 2006" by a professional audio equipment customer in Germany in appreciation of VTech's continuous improvement and strategic cooperation throughout the year.

Electronic Learning Products

- V.Smile TV Learning System was named "Pre-School ELA Toy of the Year 2006" by the Toy Retailers Association in the United Kingdom.


Pre-School ELA Toy of the Year
2006

FEBRUARY 2007

Electronic Learning Products

- VTech Electronics Limited was named "Vendor of the Year 2006" by Toys "R" Us in the United States for its excellent customer service during the year.

Telecommunication Products

- VTech Communications, Inc. received the "Supplier Award of Excellence (4th quarter-2006)" in the category of Consumer Electronics from Wal-Mart for its innovative ideas, products and pricing in growing Wal-Mart's business.


WAL★MART
Supplier Award of Excellence
4th Quarter - 2006
Vtech Communications Inc.

MARCH 2007

Corporate

- VTech Chairman and Group Chief Executive Officer Mr. Allan Wong was named "Leader of the Year 2006" in the Commerce and Industry/Finance category by Sing Tao News Corporation Limited, one of the leading media groups in Hong Kong.

CORPORATE GOVERNANCE PRACTICES

VTech Holdings Limited is incorporated in Bermuda. The Company has its primary share listing on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and London Stock Exchange Plc. The primary corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 31st March 2007, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board of Directors (the "Board") considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of seven are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Company is not subject to the Combined Code on Corporate Governance under the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") that applies to United Kingdom incorporated companies.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Annex 1 to Rule 9 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein throughout the year.

BOARD OF DIRECTORS

The Board currently comprises three executive directors and four independent non-executive directors. The names and brief biographies are set out on page 20 of this report. Due to personal reasons, Mr. Albert LEE Wai Kuen resigned as Deputy Chairman with effect from 1st April 2007. The non-executive directors are high calibre executives with diversified industry expertise and bring a wide range of skills and experience to the Group. They bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board meetings. The Board considers that four non-executive directors, being the majority of the Board, are independent in character and judgement and they also meet the independence criteria set out in Rule 3.13 of the Listing Rules. All non-executive directors are appointed for a specific term of three years and all directors are required to submit themselves for re-election at least once every three years under the Company's Byelaws. In accordance with the Company's Byelaws, each new director appointed by the Board shall hold office until the next following annual general meeting and thereafter the directors will be subject to retirement by rotation.

The Board has received from each independent non-executive director a written annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

The Board's focus is on the formulation of business strategy and policy, and control. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: preliminary announcements of interim and final results, dividend policy, the annual budgets, major corporate activities such as material acquisitions and disposals, and connected transactions.

Four Board meetings at approximately quarterly interval are scheduled for 2007/08 with other meetings as necessary to deal with urgent matters. All Directors have access to the advice and services of the Company Secretary and independent professional advice may be taken by the Directors as required.

The attendance of individual members of the Board and other Board Committees during the financial year is set out below:

	Meetings attended/Eligible to attend		
	Board	Audit Committee	Remuneration Committee
Executive Directors			
Allan WONG Chi Yun	4/4	–	–
Albert LEE Wai Kuen	4/4	–	–
Independent Non-Executive Directors			
Raymond CH'IEN Kuo Fung	3/4	2/2	1/1
William FUNG Kwok Lun	2/4	1/2	0/1
Michael TIEN Puk Sun	3/4	2/2	1/1
Patrick WANG Shui Chung	2/4	–	–

BOARD COMMITTEES

The Board has established four committees with specific responsibilities as described below. The terms of reference of the Remuneration Committee, Nomination Committee and Audit Committee are posted on the Company's website.

Remuneration Committee

The Remuneration Committee is chaired by Mr. Michael TIEN Puk Sun with Mr. Raymond CH'IEN Kuo Fung and Mr. William FUNG Kwok Lun as members, all of whom are independent non-executive directors. It is responsible for reviewing and recommending all elements of the executive directors and senior management remuneration. The fees of the non-executive directors are determined by the Board.

The Remuneration Committee met once during the year and reviewed the Group's remuneration policy and the remuneration package of the executive directors and senior management.

Nomination Committee

The Nomination Committee is chaired by Mr. William FUNG Kwok Lun with Mr. Patrick WANG Shui Chung and Mr. Allan WONG Chi Yun as members. Mr. Raymond CH'IEN Kuo Fung and Mr. Michael TIEN Puk Sun were appointed as additional committee members in April 2007. The majority of the members of the Nomination Committee are independent non-executive directors. It is responsible for reviewing the Board composition and identifying and nominating candidates for appointment to the Board such that it has the required blend of skills, knowledge and experience.

The Nomination Committee was established on 21st June 2006 and did not held any meeting during the financial year.

The Nomination Committee met once in April 2007 and considered the appointments of Mr. Edwin YING Lin Kwan and Mr. PANG King Fai to the Board as executive directors.

Audit Committee

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all of whom are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

Mr. Raymond CH'IEN is the Chairman of the Audit Committee and has the appropriate financial management expertise as required under the Listing Rules. The Audit Committee held two meetings during the year. It reviewed the work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and receives regular reports from the internal audit functions in accordance with the Committee's term of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors.

Auditors' Remuneration

An analysis of remuneration in respect of audit and non-audit services provided by KPMG, the auditors, is shown in note 2 to the financial statements.

Risk Management Committee

The Risk Management Committee, comprising the executive directors, held two meetings during the year to review the Group's risk management and internal control systems.

RESPONSIBILITIES IN RESPECT OF FINANCIAL STATEMENTS

The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other regulatory requirements.

The Directors acknowledge their responsibility to prepare the financial statements as set out on page 29. The statement of the external auditors about their reporting responsibilities on the financial statements is set out on page 29.

INTERNAL CONTROLS

The Directors have the overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. The Directors, through the Audit Committee, have conducted an annual review of the effectiveness of the Group's system of financial and non-financial controls. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Controls are monitored by management review and by a programme of internal audits.

The Audit Committee reviews the effectiveness of the internal control environment of the Group. The Internal Audit Department carries out annual risk assessment on each audit area and derives an annual audit plan according to their risk rankings. The audit plan is reviewed and agreed by the Audit Committee. In addition to the agreed schedule of work, the Internal Audit Department conducts other review and investigative work as may be required. The Audit Committee receives summary reports from the internal and external auditors periodically. The results of internal audit reviews and responses to the recommended corrective actions are reported to the Executive Directors and Audit Committee. The Internal Audit Department is also responsible for following up the corrective actions to ensure that satisfactory controls are maintained. The Audit Committee considered that the key areas of the corrective action were reasonably implemented.

The Group has put in place an organisational structure with formal defined lines of responsibility and delegation of authority. There are also established procedures for planning, capital expenditure, treasury transactions, information and reporting systems, and for monitoring the Group's businesses and their performance.

WHISTLEBLOWER POLICY

The Group maintains a whistleblower policy to facilitate the raising of concerns by employees. Procedures are established for employees to report complaints and internal malpractice directly to the Chief Compliance Officer, who will review complaints and determine the mode of investigation and subsequent corrective action. Recommendations on improvements are communicated to the respective departments senior management for implementation. The Chief Compliance Officer reports the results of their review of the complaints received to the Audit Committee twice a year.

CODE OF CONDUCT

Employees are required to strictly follow the Code of Conduct to ensure the Group operates to the highest standards of business conduct and ethics in our dealings with customers, business partners, shareholders, employees, and the business communities. Every employee is provided a copy of the Code of Conduct and they are required to confirm compliance with the Code in writing each year.

PROFILE OF DIRECTORS

Allan WONG Chi Yun, JP, aged 56, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin and an honourary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and an ex-officio member of the Steering Committee on Innovation and Technology. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Limited, China-Hongkong Photo Products Holdings Limited, Li & Fung Limited and the Vice Chairman of Oasis Hong Kong Airlines Limited.

Edwin YING Lin Kwan, aged 54, Executive Director and Group Chief Operating Officer, holds a BSc (ME) from the University of Hong Kong. He joined the Group in 1986 as Chief Mechanical Engineer, left the Group as Chief Executive Officer of Electronic Learning Products Business in 2004 and rejoined the Group as Group Chief Operating Officer in December 2006. Mr. YING has over 30 years of experience in electronics manufacturing.

PANG King Fai, aged 51, Executive Director and Group Chief Technology Officer, holds a BSc (Eng) from the University of Hong Kong, an MPhil from London University and a PhD (EE) from Stanford University. He is a Fellow of the Institution of Engineering and Technology. Dr. PANG joined the Group in 2004 as Group Chief Technology Officer. He has over 20 years of experience in design engineering for consumer electronics products. He is also an Honourary Professor of the Electrical and Electronic Engineering Department of the University of Hong Kong.

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 55, has been an Independent Non-executive Director since November 2001. Dr. CH'IEN is the Chairman of CDC Corporation as well as Chairman of its subsidiary, China.com Inc. He is also the Chairman of MTR Corporation Limited. Dr. CH'IEN serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Ltd, Inchcape plc, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. In public service, Dr. CH'IEN is the Chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. CH'IEN is an honourary President and past Chairman of the Federation of Hong Kong Industries. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun, OBE, JP, aged 58, has been an Independent Non-executive Director since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is the past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Pacific Economic Cooperation Committee. Currently he is a member of The Hong Kong Trade Development Council. Dr. FUNG holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA degree from Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by Hong Kong University of Science and Technology. Dr. FUNG is also a non-executive director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, and an independent non-executive director of HSBC Holdings plc., CLP Holdings Limited and Shui On Land Limited.

Michael TIEN Puk Sun, BBS, JP, aged 56, is Independent Non-executive Director since November 2001, holds a Bachelor of Science Degree in Electrical Engineering from Cornell University, USA and an MBA degree from Harvard Business School. Mr. TIEN is the Chairman and founder of the G2000 Group which started its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts including the Chairman of the Standing Committee on Language Education and Research, the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001.

Patrick WANG Shui Chung, JP, aged 56, has been an Independent Non-executive Director since November 2001. Dr. WANG received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA in May 2004. He earned both his Bachelor and Master of Science degrees in Electrical Engineering from Purdue University in 1972. Dr. WANG is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited and also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited.

PROFILE OF SENIOR MANAGEMENT

Telecommunication Products

Kent WONG Wah Shun, aged 44, Chief Executive Officer of the Branded Business, is responsible for overseeing the Telecommunication Products Business under VTech and AT&T licensed brands. Mr. WONG joined VTech in 1989 and over the years has held management positions in a number of areas including business development, product management and development, engineering and manufacturing operations. Mr. WONG holds a Master degree in Engineering, a Master degree in Engineering Management and an MBA degree. Mr. WONG is a Chartered Engineer and Chartered Manager, holding a Membership of Institute of Engineering and Technology, and Fellowship of Chartered Management Institute, UK.

TONG Chi Hoi, aged 42, President of ODM & SOHO Business, is responsible for overseeing the ODM (Original Design Manufacturing) and SOHO (Small Office Home Office) of Telecommunication Products Business worldwide. Mr. TONG joined VTech in December 2006. He has over 20 years of experience in the electronics and manufacturing industry. Mr. TONG holds a First Class Honours Bachelor degree in Electrical and Electronics Engineering from the University of London. He is a member of Institute of Electrical and Electronics Engineers, Inc, US.

Nicholas P. DELANY, aged 55, President of VTech Communications, Inc., is responsible for the Telecommunication Products Business in US specifically business development, sales, customer support, business intelligence processes, supply chain, logistics, IT, HR/Administration and marketing. Prior to joining VTech in 2000, Mr. DELANY had over 20 years sales and management experience in the industrial, retail, construction and mining industries in Asia, Europe and South Africa. He also has 10 years of experience in developing supply chain systems with leading corporations in North America including The Stanley Works, Inc. Mr. DELANY holds a Bachelor Degree in Marketing and Financial Management from the University of South Africa and Damlein College.

Gordon CHOW, aged 51, President of VTech Telecommunications Canada Limited, is responsible for the Telecommunication Products Business in Canada. He established the Canadian operations in 1986. Mr. CHOW holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Institute of Chartered Accountants of British Columbia. He is a member of the Board of Governors of Crofton House School in Vancouver. Mr. CHOW has served as a member of the President's Advancement Council of British Columbia Institute of Technology and a director of the BCIT Foundation. He was also a member of the Royal Roads University - MBA Advisory Board and a director of the Canadian Toy Association.

Gary TAM Wai Keung, aged 43, Senior Vice President of Sales, is responsible for the business development and sales and marketing activities of ODM (Original Design Manufacturing) Telecommunication Products Business worldwide. Mr. TAM has over 20 years of sales and marketing experience. Mr. TAM joined VTech in 1986 and he held management positions in a number of areas including operations, sales and marketing. He holds a Bachelor degree in Electronics from the Chinese University of Hong Kong and an MBA degree from Strathclyde Business School, UK.

Matt RAMAGE, aged 37, Senior Vice President of Product Management, is responsible for product management, channel marketing and customer support services of VTech and AT&T licensed brands in North America. Mr. RAMAGE joined VTech in 1992 and over the years has held management positions in a number of areas including sales, marketing and product management.

Gary ROGALSKI, aged 44, Vice President of Engineering, is responsible for the Telecommunication Products Business research and development activities in Vancouver, Canada. He leads a team based in Vancouver that develops VoIP, video telephony products and accessories with WIFI and Bluetooth technologies. Mr. ROGALSKI joined VTech in 1988 and has over 20 years of engineering research and development experience in the telecommunications industry. He holds a Diploma in Telecommunications from the British Columbia Institute of Technology.

Paulina AU King Lun, aged 37, Divisional Chief Financial Officer, is responsible for financial and accounting control of the Telecommunications Products Business. Ms. AU has over 13 years of experience in professional accounting and finance and prior to joining VTech in 2000, she worked with PricewaterhouseCoopers as an audit manager. Ms. AU holds a Bachelor degree in Accountancy from the City University of Hong Kong and a Master degree in Applied Finance from Macquarie University, Australia. She is a Fellow Member of Association of Chartered Certified Accountants and an Associate Member of Hong Kong Institute of Certified Public Accountants.

Electronic Learning Products

William TO, aged 51, President of VTech Electronics North America, L.L.C., joined the Group in 1983. Mr. TO is responsible for the Group's Electronic Learning Products Business in the United States of America and Canada. He holds a Master degree in Business Administration from the University of Chicago.

Gilles SAUTIER, aged 51, Chief Executive Officer of continental Europe of Electronic Learning Products Business, joined the Group in November 2000 and is responsible for the Group's Electronic Learning Products Business in France, Belgium, Holland, Luxembourg, Spain and Germany. He is also responsible for the support centre in Holland which takes care of finance, logistic and IT systems for the European sales companies. With over 25 years of experience in marketing, sales and management in the toy industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from Paris University and an MBA degree from L'ESSEC, a French business school. Mr. SAUTIER is a member of the Board of the French Toy Federation.

Sid HEYDE, aged 58, Chief Executive Officer of the United Kingdom, is responsible for overseeing the Electronic Learning Products Business in European Markets. Mr. HEYDE joined the Group in 1988 as Sales & Marketing Director, retired in early age in 2001 and re-joined the Group in 2007. He has over 30 years of experience in sales, marketing, and general management of electronic consumer durables. He is a member of the British Institute of Management and Chartered Institute of Marketing.

Davis CHAN Hon Hung, aged 43, General Manager – Electronics Manufacturing of Electronic Learning Products Business. Mr. CHAN joined the Group in 1999. He holds a Master degree in Logistics and Operations Management from Macquarie University, Australia. Mr. CHAN has over 20 years of experience in toys industry. Prior to joining VTech, he held a senior position in an OEM (Original Equipment Manufacturing) toys company.

LEUNG Chun Kwan, aged 41, General Manager – Plastic Manufacturing of Electronic Learning Products Business. Mr. LEUNG joined the Group in 1998 and transferred to the division in December 2000. He had been working in the telecommunication products manufacturing industry before joining the division. Mr. LEUNG holds a Bachelor of Science degree in Electronics Engineering and a Master of Philosophy degree in Electronics Engineering from the City University of Hong Kong. He is a member of the Institute of Engineering and Technology and a Chartered Engineer of the Engineering Council, UK.

Vincent YUEN Chi Ming, aged 47, Senior Manager of Product Development Department (Engineering & Administration) of Electronic Learning Products Business. Mr. YUEN joined VTech in 1984. He holds a Bachelor of Science degree in Electronics from the Chinese University of Hong Kong.

AU Ip Sing, aged 47, Senior Manager of Product Development Department (Engineering & Administration) of Electronic Learning Products Business. He has more than 10 years in Mechanical Engineering Design of switches, TV and toys products, and 15 years in toy product development management. Mr. AU holds a Diploma in Production and Industrial Engineering from the Hong Kong Polytechnics and a Master Degree in Engineering Management from the University of Technology Sydney, Australia.

Rowena SO Lin Ying, aged 52, Divisional Chief Financial Officer of Electronic Learning Products Business, is responsible for financial reporting and control of the business. Ms. SO joined VTech in 1986. She holds an MBA degree from the University of Lincolnshire and Humberside. She has over 20 years of managerial experience in finance and accounting in the company.

Contract Manufacturing Services

Andy LEUNG Hon Kwong, aged 48, Chief Executive Officer of Contract Manufacturing Services Business since April 2002 after serving as General Manager for nine years. He joined VTech in 1988. Mr. LEUNG has over 20 years of experience in the EMS industry. He holds a Bachelor of Science degree in Electrical Engineering from the University of Newcastle Upon Tyne in the United Kingdom and an MBA degree from Oklahoma City University in the United States.

Alex CHOI Lap Hung, aged 44, General Manager of VTech Communications Ltd, is responsible for the development of contract manufacturing services business worldwide and the operations of the factory including project management, manufacture, quality assurance, engineering and materials functions. Before joining the Group in November 2002, Mr. CHOI worked in two other EMS companies for 16 years in various areas including marketing, project management and quality assurance. He holds a Master of Engineering degree of Manufacturing Systems Engineering from Warwick University, UK.

Kent CHEUNG King Fai, aged 45, General Manager of VTech Communications Ltd. Mr. CHEUNG joined VTech in 1989. He holds a Master of Business degree from University of Newcastle, Australia. Mr. CHEUNG has more than 23 years of experience in the electronics industry. Prior to joining VTech, he held senior positions in various electronic companies.

Rix CHAN Ching Pun, aged 36, Operations Manager, is responsible for the development of Contract Manufacturing Service business in the Japan market and the operations of the factory including project management, manufacturing, quality assurance, engineering and materials functions. Mr. CHAN joined VTech in 1996, with 12 years prior experience in EMS industry. Mr. CHAN holds a Bachelor degree of Electronics Engineering from the Hong Kong Polytechnic University and an MBA from the City University of Hong Kong.

POON Yuen Fung, aged 37, Senior R&D Manager of VTech Communications Ltd., is responsible for R&D and development engineering of Contract Manufacturing Services Business. Mr. POON holds a Bachelor degree of Engineering in Electronic Engineering from the City Polytechnic of Hong Kong and a Master degree of Science in Electronic Engineering from the City University of Hong Kong. He also holds an MBA degree from University of Durham, UK. Mr. POON has more than 14 years of experience in electronic engineering development and project management, mainly in the wireless and telecommunication products area. Before joining the division in 2002, Mr. POON had worked for VTech Telecommunications Ltd. for cordless phone development for seven years from 1994 to 2001.

Rolf D. SEICHTER, aged 64, President of VTech Telecom, L.L.C., is responsible for the overseas development and marketing of Contract Manufacturing Services Business. Mr. SEICHTER joined VTech in 1999, left in 2001 and re-joined in 2004. Prior to joining VTech, he held senior management positions with several large high-tech corporations in Europe and the United States. He is well familiar with high-tech applications in the telecommunications, industry, automation and consumer markets. He holds a Master of Science degree in RF Electronics from Gauss University, Berlin, Germany and an MBA degree from Suffolk University, Boston, MA, USA.

Corporate Services

CHANG Yu Wai, aged 47, Company Secretary and Group Chief Compliance Officer. Joined the Group in June 2000 after spending eight years with one of the leading international accounting firms in Hong Kong. He has over 15 years of experience in professional accounting and auditing. He holds a Bachelor of Science degree in Mathematics and Management Sciences from the University of Manchester Institute of Science and Technology. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

Shereen TONG Ka Hung, aged 38, Group Chief Financial Officer, is responsible for the Group accounting and tax, treasury and financial as well as information technology and human resources management functions. Ms. TONG joined the Group in 1994 and has held management positions in a number of areas including internal audit and financial control of the Group. She holds an MBA degree from Manchester Business School, UK, a Master of Science degree in Information Systems from Hong Kong Polytechnic University and a Bachelor of Laws degree from Manchester Metropolitan University, UK. She is an Associate Member of Chartered Institute of Bankers, UK, Chartered Institute of Management Accountants, UK and a Fellow Member of Hong Kong Institute of Certified Public Accountants.

The directors have pleasure to present their report and the audited financial statements of the Group for the year ended 31st March 2007.

PRINCIPAL ACTIVITY

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products.

GROUP RESULTS AND DIVIDENDS

The results of the Group for the year ended 31st March 2007 are set out in the consolidated income statement on page 30.

An interim dividend of US9.0 cents (2006: US6.0 cents) and a special dividend of US30.0 cents (2006: Nil) per ordinary share were paid to shareholders on 3rd January 2007. The directors have recommended the payment of a final dividend of US41.0 cents (2006: US26.0 cents) per ordinary share payable on 6th August 2007 to shareholders in respect of the year ended 31st March 2007 whose names appear on the register of members of the Company as at the close of business on 3rd August 2007 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 25th July 2007.

COMMENTARY ON PERFORMANCE

A commentary on the performance of the Group is included in the review of operations set out on pages 8 to 13.

GROUP FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 53.

TANGIBLE ASSETS

Details of the movements in tangible assets are shown in note 7 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Details of the movements in share capital, share options and warrants of the Company during the year are set out in note 16 to the financial statements.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 17 to the financial statements.

DONATIONS

During the year, the Group made charitable and other donations in aggregate of US$162,000.

DIRECTORS

The directors who held office during the year and up to 20th June 2007 were:

Allan WONG Chi Yun	(Chairman and Group Chief Executive Officer)
Albert LEE Wai Kuen	(Deputy Chairman) – Resigned with effect from 1st April 2007
Edwin YING Lin Kwan	Appointed on 11th April 2007
PANG King Fai	Appointed on 11th April 2007
Raymond CH'IEN Kuo Fung	(Independent Non-executive Director)
William FUNG Kwok Lun	(Independent Non-executive Director)
Michael TIEN Puk Sun	(Independent Non-executive Director)
Patrick WANG Shui Chung	(Independent Non-executive Director)

Mr. Raymond CH'IEN Kuo Fung and Mr. William FUNG Kwok Lun shall retire from the Board in accordance with Bye-law 112 of the Bye-laws of the Company while Mr. Edwin YING Lin Kwan and Mr. PANG King Fai shall also retire from the Board as the new directors appointed by the Board in accordance with Bye-law 94 of the Bye-laws of the Company, all of the above directors being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

Brief biographical details of directors and senior management are set out on pages 20 to 23.

DIRECTORS' SERVICE CONTRACTS

None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The director's service contract entered into between the Company and Mr. Allan WONG Chi Yun in 1999 has no expiry date, but can be terminated by the giving of 2 months' prior notice, and is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31st March 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the record of notification made pursuant to Rule 3 of the Disclosure Rules and Transparency Rules ("DTR") of the Financial Services Authority ("FSA") were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,654,393	3,968,683	74,101,153 *(Note 1)*	2,000,000	95,724,229	40.0%
Albert LEE Wai Kuen	2,549,332	–	–	1,500,000	4,049,332	1.7%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	1,041,630	–	–	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	423,000 *(Note 2)*	–	423,000	0.2%
Patrick WANG Shui Chung	–	–	–	–	–	–

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which is a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 3: As at the date of this report, there are 200 ordinary shares of the Company held by Mr. Edwin YING Lin Kwan, who has been appointed as director of the Company on 11th April 2007, as personal interests.

Note 4: As at the date of this report, Mr. PANG King Fai, who has been appointed as director of the Company on 11th April 2007, has interests in equity derivative of 150,000 and 50,000 share options granted to him on 28th April 2004 and 8th April 2005 respectively under the 2001 Share Option Scheme at the exercise price of HK$15.00 and HK$11.41 respectively.

Note 5: All the interests stated above represent long position.

(2) Share Options of the Company

Name of director	Date of grant	Exercise price	Exercisable period *(Note)*	Number of share options held as at 1st April 2006	as at 31st March 2007
Allan WONG Chi Yun	12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	2,000,000
Albert LEE Wai Kuen	19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	1,500,000

Note: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES (continued)

(2) Share Options of the Company (continued)

Save as disclosed above, as at 31st March 2007, none of the directors and chief executive of the Company has any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Codes for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules or which were required to be notified the issuer pursuant to Rule 3 of DTR of the FSA.

DIRECTORS' INTERESTS IN CONTRACTS

Save for the lease described under the paragraph headed "Continuing Connected Transaction", no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDINGS

As at 31st March 2007, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made pursuant to Rule 5 of DTR of the FSA and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of controlled corporation *(Notes 1 & 3)*	74,101,153	31.0%
Newcorp Limited	Interest of Controlled Corporation *(Notes 1 & 3)*	74,101,153	31.0%
Newcorp Holdings Limited	Interest of Controlled Corporation *(Notes 1 & 3)*	74,101,153	31.0%
David Henry Christopher HILL	Interest of Controlled Corporation *(Notes 1 & 3)*	74,101,153	31.0%
David William ROBERTS	Interest of Controlled Corporation *(Notes 1 & 3)*	74,101,153	31.0%
Rebecca Ann HILL	Interest of Spouse *(Notes 1 & 3)*	74,101,153	31.0%
Honorex Limited	Beneficial owner *(Notes 1 & 3)*	1,416,325	28.0%
	Interest of controlled corporation *(Notes 1 & 3)*	65,496,225	
Conquer Rex Limited	Beneficial owner *(Notes 1 & 3)*	65,496,225	27.4%
Value Partners Limited	Investment manager *(Notes 2 & 3)*	19,530,000	8.2%
CHEAH Cheng Hye	Interest of controlled corporation *(Notes 2 & 3)*	19,530,000	8.2%
Twin Success Pacific Limited	Beneficial owner *(Notes 1 & 3)*	7,188,603	3.0%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares, underlying shares and debentures" above. Trustcorp Limited was wholly owned by Newcorp Limited which was in turn wholly owned by Newcorp Holdings Limited. Each of Mr. David Henry Christopher HILL and Mr. David William ROBERTS was deemed to be interested in such shares through its 35% interest in Newcorp Holdings Limited. Ms. Rebecca Ann HILL, being the spouse of Mr. David Henry Christopher HILL, was deemed to be interested in such shares by virtue of SFO.

Note 2: Mr. CHEAH Cheng Hye is deemed to be interested in such shares through his 35.65% interest in Value Partners Limited.

Note 3: All the interests stated above represent long position.

SUBSTANTIAL SHAREHOLDINGS (continued)

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in shares, underlying shares and debentures of the Company as at 31st March 2007 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified pursuant to Rule 5 of DTR of the FSA.

PUBLIC FLOAT

Based on the information publicly available, the Company has maintained at least 25% of the total issued share capital of the Company to be held by the public at all times during the year ended 31st March 2007 and up to the date of this report.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

SECURITIES PURCHASE ARRANGEMENTS

At the annual general meeting held on 11th August 2006, shareholders renewed the approval of a general mandate authorizing the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March 2007, the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30% of the Group's total value of purchases. The Group's largest customer accounted for approximately 18.2% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 39.5% of the Group revenue during the year. None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

SHARE OPTION SCHEME

The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries. On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

Details of the 2001 Scheme are set out in note 16 to the financial statements.

CONTINUING CONNECTED TRANSACTION

On 6th April 2005, the Company as tenant renewed a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2005 and expiring on 31st March 2007 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director, chief executive and a substantial shareholder of the Company. Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constituted a continuing connected transaction under Rule 14A.34 of the Listing Rules.

The independent non-executive directors of the Company have reviewed the continuing connected transaction and confirmed that the transaction has been (i) entered into in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or terms no less favourable to the Group than terms available to or from independent third parties; and (iii) in accordance with the lease agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have also confirmed that for the year ended 31st March 2007, the continuing connected transaction (i) has received the approval of the Board; and (ii) has been entered into in accordance with the relevant agreement governing the transaction, and (iii) has not exceeded the cap disclosed in the related announcement.

The Company announced that on 11th April 2007 the Lease has been renewed for another two years commencing on 1st April 2007 and which constituted a continuing connected transaction of the Company under the Listing Rules with the same principal terms of the Lease as described above.

ANNUAL GENERAL MEETING

The following special business will be proposed at the annual general meeting to be held on 3rd August 2007:

1. the grant to the directors of the Company of a general mandate to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;
2. the grant to the directors of the Company of a general mandate to allot, issue and otherwise deal with shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting; and
3. the grant to the directors of a general authority to allot, issue and otherwise deal with shares of the aggregate amount of the shares repurchased under the repurchase mandate.

The Directors believe that an authority given to the Directors to allot and issue shares and to repurchase shares would give the Company additional flexibility that would be beneficial. As for the repurchase mandate, the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the shares can be repurchased on favourable terms.

AUDITORS

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 20th June 2007

To the Shareholders of VTech Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of VTech Holdings Limited ("the Company") set out on pages 30 to 52 which comprise the consolidated and company balance sheets as at 31st March 2007, and the consolidated income statement, the consolidated statement of changes in shareholders' funds and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2007 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act 1981.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

20th June 2007

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Revenue	1	1,463.8	1,204.6
Cost of sales		(923.8)	(757.9)
Gross profit		540.0	446.7
Selling and distribution costs		(238.6)	(209.2)
Administrative and other operating expenses		(62.2)	(61.0)
Research and development expenses		(45.2)	(40.3)
Operating profit	1&2	194.0	136.2
Net finance income		7.5	3.9
Share of results of associates		–	–
Profit before taxation		201.5	140.1
Taxation	4	(18.6)	(11.3)
Profit attributable to shareholders	17	182.9	128.8
Interim dividend	5	21.5	14.3
Special dividend	5	71.7	–
Final dividend	5	98.0	62.1
Earnings per share (US cents)	6		
– Basic		76.6	54.9
– Diluted		75.1	54.3

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS

For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Shareholders' funds at 1st April		306.2	203.3
Exercise of share options	16&17	0.4	13.2
Exercise of warrants	16&17	–	3.3
Realisation of hedging reserve	17	4.1	(2.7)
Fair value (losses)/gains on hedging during the year	17	(4.7)	3.3
Capital reserve on employee share option scheme	17	1.2	1.6
Exchange translation differences	17	8.5	(2.3)
Net gains and (losses) not recognised in the income statement		9.5	16.4
Profit attributable to shareholders	17	182.9	128.8
Dividends approved and paid during the year	17	(155.3)	(42.3)
Shareholders' funds at 31st March		343.3	306.2

CONSOLIDATED BALANCE SHEET

As at 31st March 2007

	Note	2007 US$ million	2006 US$ million
Non-current assets			
Tangible assets	7	78.4	64.6
Leasehold land payments	8	3.7	3.7
Deferred tax assets	9	5.5	5.1
Investments	10	0.2	0.2
		87.8	73.6
Current assets			
Stocks	11	124.1	133.8
Debtors and prepayments	12	203.4	183.6
Taxation recoverable		1.6	1.8
Cash and cash equivalents		246.5	242.4
		575.6	561.6
Current liabilities			
Creditors and accruals	13	(256.5)	(267.7)
Provisions	14	(47.9)	(49.3)
Taxation payable		(11.5)	(7.9)
		(315.9)	(324.9)
Net current assets		259.7	236.7
Total assets less current liabilities		347.5	310.3
Non-current liabilities			
Deferred tax liabilities	9	(4.2)	(4.1)
Net assets		343.3	306.2
Capital and reserves			
Share capital	16	11.9	11.9
Reserves	17	331.4	294.3
Shareholders' funds		343.3	306.2

Approved and authorised for issue by the Board of Directors on 20th June 2007.

Allan WONG Chi Yun
Director

Edwin YING Lin Kwan
Director

The notes on pages 31 to 52 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2007

	Note	2007 US$ million	2006 US$ million
Operating activities			
Operating profit		194.0	136.2
Depreciation charges	2	24.2	19.0
Amortisation of leasehold land payments	2	0.1	0.1
Loss on disposal of tangible assets	2	1.3	0.6
Decrease/(increase) in stocks		9.7	(9.6)
Increase in debtors and prepayments		(19.8)	(7.9)
(Decrease)/increase in creditors and accruals		(11.2)	36.4
(Decrease)/increase in provisions		(1.4)	8.1
Cash generated from operations		196.9	182.9
Interest received		7.5	3.9
Taxes paid		(15.1)	(10.6)
Net cash generated from operating activities		189.3	176.2
Investing activities			
Proceeds from disposal of tangible assets		0.2	0.2
Purchase of tangible assets	7	(37.2)	(31.5)
Purchase of leasehold land payments	8	–	(0.6)
Net cash used in investing activities		(37.0)	(31.9)
Financing activities			
Net repayment of borrowings		–	(0.2)
Proceeds from issued shares upon exercise of share options		0.4	13.2
Proceeds from issued shares upon exercise of warrants		–	3.3
Dividends paid	5	(155.3)	(42.3)
Net cash used in financing activities		(154.9)	(26.0)
Effect of exchange rate changes		6.7	0.2
Increase in cash and cash equivalents		4.1	118.5
Cash and cash equivalents at beginning of the year		242.4	123.9
Cash and cash equivalents at end of the year		246.5	242.4
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		246.5	242.4

The notes on pages 31 to 52 form part of these financial statements.

Notes to the Financial Statements

PRINCIPAL ACCOUNTING POLICIES

A *Principal Activities and Organisation*

The Group's principal activities and separable segments are set out in note 1 to the financial statements.

The Company was incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States dollar.

B *Statement of Compliance*

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Bermuda Companies Act 1981.

The accounting policies described in note (C) to (Y) have been consistently applied by the Group.

C *Basis of Preparation of the Financial Statements*

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements and accounting estimates made by management in the application of IFRS that have a significant effect on the financial statements are described in note 25.

PRINCIPAL ACCOUNTING POLICIES (continued)

D Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

Associates are those entities, not being subsidiaries, in which the Group exercises significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

E Revenue Recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognised when the services are rendered.

Interest income is recognised on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognised when the Group's right to receive payment is established.

F Research and Development

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note (K)). Development expenditure that does not meet the above criteria is recognised as an expense in the period in which it is incurred.

Amortisation is calculated to write off capitalised development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

G Foreign Currencies

Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the income statement.

H Intangible Assets

Intangible assets that are acquired by the Group are carried at cost less any accumulated amortisation and any impairment losses (see note (K)). Amortisation commences from the date when the developed product is available for use.

PRINCIPAL ACCOUNTING POLICIES (continued)

I Tangible Assets and Depreciation

Land and buildings are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realised revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (see note (K)).

Gains or losses arising from the retirement or disposal of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

Depreciation is calculated to write off the cost or revalued amount of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Computers, motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

J Leases

Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses (see note (K)). Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortised on a straight-line basis over the respective period of the leases.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

K Impairment of Assets

The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

PRINCIPAL ACCOUNTING POLICIES (continued)

L Construction in Progress

Construction in progress represents buildings under construction and is stated at cost less impairment losses (see note (K)). Cost comprises the construction costs of buildings.

Construction in progress is transferred to leasehold buildings when the assets are completed and put into operational use and depreciation will be provided at the appropriate rates in accordance with the depreciation policies specified in note (I).

No depreciation is provided in respect of construction in progress.

M Other Investments

Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognised in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognised to the income statement as they arise.

N Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

O Trade and Other Debtors

Trade and other debtors are initially recognised at fair value and thereafter stated at amortised cost less allowances for doubtful debts, except where the debtors are interest-free or the effect of discounting would be immaterial. In such cases, the debtors are stated at cost less allowances for doubtful debts. An allowance is made for doubtful debts based upon the evaluation of the recoverability of these outstanding amounts at the balance sheet date. Bad debts are written off in the income statement during the year in which they are identified.

P Cash and Cash Equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and other financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

Q Trade and Other Creditors

Trade and other creditors are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

R Provisions and Contingent Liabilities

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganisations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

The Group recognises the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

PRINCIPAL ACCOUNTING POLICIES (continued)

S Income Tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is being realised or the liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

T Employee Benefits

The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

(i) Defined contribution plans

Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

(ii) Defined benefit plans

For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net assets or liabilities resulting from the valuation of the plan are recognised in the Group's balance sheet.

(iii) Equity and equity related compensation benefits

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share option is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the consolidated income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to revenue reserves).

U Financial Instruments

The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

PRINCIPAL ACCOUNTING POLICIES (continued)

U Financial Instruments (continued)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised, when the committed or forecasted transaction ultimately is recognised in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

V Borrowings

Borrowings are recognised as the proceeds are received, net of transaction costs incurred.

W Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

X Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Y Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediates, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent or a close family member of such an individual or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1 SEGMENT INFORMATION

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

Year ended 31st March 2007

	Telecommunication and electronic products *US$ million*	Other activities *US$ million*	Total *US$ million*
i Segment revenue	1,463.8	–	1,463.8
Segment result	193.8	–	193.8
Unallocated corporate income			0.2
Operating profit			194.0
Net finance income			7.5
Profit before taxation			201.5
Taxation			(18.6)
Profit attributable to shareholders			182.9
ii Segment assets	461.5	0.2	461.7
Associates	–	0.1	0.1
Unallocated assets			201.6
Total assets			663.4
Segment liabilities	296.9	0.3	297.2
Unallocated liabilities			22.9
Total liabilities			320.1
iii Capital expenditure, depreciation, amortisation and other non-cash expenses			
Capital expenditure	36.9	0.3	37.2
Depreciation	23.8	0.4	24.2
Amortisation of leasehold land payments	0.1	–	0.1
Other non-cash expenses	22.6	1.2	23.8

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

Primary reporting format – business segments

Year ended 31st March 2006

	Telecommunication and electronic products *US$ million*	Other activities *US$ million*	Total *US$ million*
i Segment revenue	1,203.7	0.9	1,204.6
Segment result	138.2	0.2	138.4
Unallocated corporate expenses			(2.2)
Operating profit			136.2
Net finance income			3.9
Profit before taxation			140.1
Taxation			(11.3)
Profit attributable to shareholders			128.8
ii Segment assets	439.2	0.8	440.0
Associates	–	0.1	0.1
Unallocated assets			195.1
Total assets			635.2
Segment liabilities	309.0	0.9	309.9
Unallocated liabilities			19.1
Total liabilities			329.0
iii Capital expenditure, depreciation, amortisation and other non-cash expenses			
Capital expenditure	32.0	0.1	32.1
Depreciation	18.5	0.5	19.0
Amortisation of leasehold land payments	0.1	–	0.1
Other non-cash expenses	12.3	1.6	13.9

Secondary reporting format – geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America – the operations are principally the sale and distribution of telecommunication and electronic products.

Europe – the operations are principally the sale and distribution of telecommunication and electronic products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

1 SEGMENT INFORMATION (continued)

Secondary reporting format – geographical segments (continued)
Year ended 31st March 2007

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	880.9	499.8	51.4	31.7	1,463.8
	Operating profit	105.3	75.5	6.1	7.1	194.0
ii	Total assets	134.0	81.5	446.6	1.3	663.4
	Total liabilities	66.5	35.1	215.8	2.7	320.1
iii	Capital expenditure	1.3	0.7	35.2	–	37.2
	Depreciation	1.6	0.8	21.8	–	24.2
	Amortisation of leasehold land payments	–	–	0.1	–	0.1
	Other non-cash expenses	7.8	3.6	12.4	–	23.8

Year ended 31st March 2006

		North America US$ million	Europe US$ million	Asia Pacific US$ million	Others US$ million	Total US$ million
i	Revenue	671.6	457.8	53.1	22.1	1,204.6
	Operating profit	60.2	65.4	5.4	5.2	136.2
ii	Total assets	112.8	71.1	449.8	1.5	635.2
	Total liabilities	61.2	35.6	229.6	2.6	329.0
iii	Capital expenditure	0.6	0.6	30.9	–	32.1
	Depreciation	2.7	0.7	15.6	–	19.0
	Amortisation of leasehold land payments	–	–	0.1	–	0.1
	Other non-cash expenses	3.1	1.4	9.4	–	13.9

2 OPERATING PROFIT

The operating profit is arrived at after charging/(crediting) the following:

	Note	2007 US$ million	2006 US$ million
Staff related costs			
– salaries and wages		135.0	111.4
– pension costs: defined contribution schemes	15	2.1	2.0
– pension costs: defined benefit scheme	15	1.1	1.2
– severance payments		1.5	0.4
– equity-settled share-based payment expenses		1.2	1.6
Depreciation charges	7		
– owned assets		24.2	18.9
– leased assets		–	0.1
Amortisation of leasehold land payments	8	0.1	0.1
Loss on disposal of tangible assets		1.3	0.6

	Note	2007 US$ million	2006 US$ million
Auditors' remuneration			
– audit services		0.6	0.6
– tax services		0.5	0.5
– other services		0.2	0.1
Operating leases			
– land and buildings		11.6	10.8
– others		2.6	2.1
Provision for stock obsolescence		14.4	9.3
Provision for doubtful debts		8.2	3.0
Royalties		30.4	26.1
Exchange (gain)/loss		(7.2)	5.3
Forward contracts: fair value losses/(gains) on cash flow hedges transferred from hedging reserve	17	4.1	(2.7)

3 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Directors' emoluments

	Fees *US$ million*	Salaries, allowances and benefits in kind *US$ million*	Bonuses *US$ million*	Contributions to retirement benefit schemes *US$ million*	Share-based payments *US$ million*	2007 Total *US$ million*
Executive directors *(Note 3)*						
Allan WONG Chi Yun	–	0.8	2.4	0.1	0.5	3.8
Albert LEE Wai Kuen	–	0.7	6.8	0.1	0.2	7.8
Independent non-executive directors *(Note 4)*						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	1.5	9.2	0.2	0.7	11.6

	Fees *US$ million*	Salaries, allowances and benefits in kind *US$ million*	Bonuses *US$ million*	Contributions to retirement benefit schemes *US$ million*	Share-based payments *US$ million*	2006 Total *US$ million*
Executive directors *(Note 3)*						
Allan WONG Chi Yun *(Note 1)*	–	0.8	2.1	0.1	0.3	3.3
Albert LEE Wai Kuen *(Note 2)*	–	0.6	5.8	0.1	0.2	6.7
Independent non-executive directors *(Note 4)*						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	1.4	7.9	0.2	0.5	10.0

Note 1: In addition to the emoluments as shown above, 2,000,000 share options were exercised during the year ended 31st March 2006. The exercise price was HK$10.2 per share and the weighted average closing price of the shares of the Company at the dates on which the options were exercised was HK$13.45 per share.

Note 2: In addition to the emoluments as shown above, 1,750,000 share options were exercised during the year ended 31st March 2006. The exercise price was HK$10.2 per share and the weighted average closing price of the shares of the Company at the dates on which the options were exercised was HK$13.58 per share.

Note 3: The director's fee paid to each of executive directors was US$20,000 (2006: US$15,000 each).

Note 4: The emolument paid to each of independent non-executive directors was US$20,000 (2006: US$15,000 each), being wholly in the form of directors' fees.

3 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (continued)

Senior executives' emoluments

The directors' emoluments set out above exclude 3 senior executives (2006: 3) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

	2007 *US$ million*	2006 *US$ million*
Salaries, allowances and benefits in kind	0.9	0.9
Bonuses	1.0	0.5
Contribution to retirement benefit schemes	0.1	0.1
Share-based payments	–	–
	2.0	1.5

The emoluments fell within the following bands:

	2007 Individuals	2006 Individuals
US$		
257,001 – 321,000	–	1
321,001 – 385,000	–	1
449,001 – 513,000	1	–
577,001 – 641,000	1	–
768,001 – 832,000	–	1
897,001 – 961,000	1	–
	3	3

During the years ended 31st March 2006 and 31st March 2007, there were no amounts paid to directors and senior executives above for compensation for loss of office and inducement for joining the Group.

4 TAXATION

	Note	2007 *US$ million*	2006 *US$ million*
Current tax			
– Hong Kong		14.9	10.5
– Overseas		3.9	1.4
Under-provision in respect of prior years			
– Overseas		0.1	0.5
Deferred tax			
– Origination and reversal of temporary differences	9	(0.3)	(1.1)
		18.6	11.3

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

The consolidated effective income tax rate for the year ended 31st March 2007 was 9.2% (2006: 8.1%). The effective income tax rate is reconciled to the statutory domestic income tax rate as follow:

	2007 %	2006 %
Statutory domestic income tax rate	17.5	17.5
Difference in overseas income tax rates	0.7	0.2
Non-temporary differences	(7.0)	(7.7)
Tax losses not recognised	1.2	1.4
Underprovision in prior years	–	0.4
Others	(3.2)	(3.7)
Effective income tax rate	9.2	8.1

5 DIVIDENDS

	Note	2007 *US$ million*	2006 *US$ million*
Interim dividend of US9.0 cents (2006: US6.0 cents) per share declared and paid	17	21.5	14.3
Special dividend of US30.0 cents (2006: Nil) per share declared and paid	17	71.7	–
		93.2	14.3
Final dividend of US41.0 cents (2006: US26.0 cents) per share proposed after the balance sheet date	17	98.0	62.1

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$182.9 million (2006: US$128.8 million).

The basic earnings per share is based on the weighted average of 239.0 million (2006: 234.4 million) ordinary shares in issue during the year. The diluted earnings per share is based on 243.6 million (2006: 236.9 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

	2007 *million*	2006 *million*
Weighted average number of ordinary shares at 31st March	239.0	234.4
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	4.6	2.5
Weighted average number of ordinary shares (diluted) at 31st March	243.6	236.9

7 TANGIBLE ASSETS

	Note	Land and buildings US$ million	Moulds, machinery and equipment US$ million	Computers, motor vehicles, furniture and fixtures and leasehold improvements US$ million	Construction in progress US$ million	Total US$ million
Cost or valuation						
At 1st April 2005		38.4	183.8	69.0	2.4	293.6
Additions		–	21.4	8.8	1.3	31.5
Disposals		–	(5.0)	(3.9)	–	(8.9)
Transfer between categories		1.0	–	–	(1.0)	–
Transfer to leasehold land payments	8	–	–	–	(1.4)	(1.4)
Revaluation		1.0	–	–	–	1.0
Effect of changes in exchange rate		(0.5)	0.2	0.2	–	(0.1)
At 31st March 2006 and 1st April 2006		39.9	200.4	74.1	1.3	315.7
Additions		–	23.2	10.8	3.2	37.2
Disposals		–	(4.2)	(4.0)	–	(8.2)
Transfer between categories		1.7	–	–	(1.7)	–
Effect of changes in exchange rate		1.7	0.9	1.5	–	4.1
At 31st March 2007		**43.3**	**220.3**	**82.4**	**2.8**	**348.8**
Accumulated depreciation						
At 1st April 2005		19.1	166.3	55.6	–	241.0
Charge for the year		1.0	11.3	6.7	–	19.0
Disposals		–	(4.6)	(3.5)	–	(8.1)
Revaluation		(1.0)	–	–	–	(1.0)
Effect of changes in exchange rate		–	0.1	0.1	–	0.2
At 31st March 2006 and 1st April 2006		19.1	173.1	58.9	–	251.1
Charge for the year		1.2	14.9	8.1	–	24.2
Disposals		–	(3.2)	(3.5)	–	(6.7)
Effect of changes in exchange rate		0.1	0.6	1.1	–	1.8
At 31st March 2007		**20.4**	**185.4**	**64.6**	**–**	**270.4**
Net book value at 31st March 2007		**22.9**	**34.9**	**17.8**	**2.8**	**78.4**
Net book value at 31st March 2006		20.8	27.3	15.2	1.3	64.6
Cost or valuation of tangible assets is analysed as follows:						
At cost		28.6	220.3	82.4	2.8	334.1
At professional valuation-2006 *(Note (a))*		14.7	–	–	–	14.7
		43.3	220.3	82.4	2.8	348.8

Note (a): Property revaluation – The amount included valuation of land and buildings denominated in Hong Kong dollars or Euros which were revalued by independent valuers as at 31st March 2006 on an open market value basis.

7 TANGIBLE ASSETS (continued)

Land and buildings comprise:

	Freehold land and buildings and long-term leasehold buildings *US$ million*	Short-term leasehold buildings *US$ million*	Total *US$ million*
Cost or valuation			
At 1st April 2005	13.4	25.0	38.4
Transfer between categories	-	1.0	1.0
Revaluation	1.0	–	1.0
Effect of changes in exchange rate	(0.8)	0.3	(0.5)
At 31st March 2006 and 1st April 2006	13.6	26.3	39.9
Transfer between categories	–	1.7	1.7
Effect of changes in exchange rate	1.1	0.6	1.7
At 31st March 2007	**14.7**	**28.6**	**43.3**
Accumulated depreciation			
At 1st April 2005	1.6	17.5	19.1
Charge for the year	0.3	0.7	1.0
Revaluation	(1.0)	–	(1.0)
At 31st March 2006 and 1st April 2006	0.9	18.2	19.1
Charge for the year	0.4	0.8	1.2
Effect of changes in exchange rate	-	0.1	0.1
At 31st March 2007	**1.3**	**19.1**	**20.4**
Net book value at 31st March 2007	**13.4**	**9.5**	**22.9**
Net book value at 31st March 2006	12.7	8.1	20.8
Cost or valuation of tangible assets is analysed as follows:			
At cost	–	28.6	28.6
At professional valuation-2006 *(Note (a))*	14.7	–	14.7
	14.7	28.6	43.3
Net book value of land and buildings comprises:			
Hong Kong			
Long-term leasehold buildings (not less than 50 years)	1.1	–	1.1
Overseas			
Freehold land and buildings	12.3	–	12.3
Short-term leasehold buildings	–	9.5	9.5
	12.3	9.5	21.8
Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation	5.7	–	5.7

8 LEASEHOLD LAND PAYMENTS

	Note	2007 US$ million	2006 US$ million
Net book value at 1st April		**3.7**	1.8
Additions		**–**	0.6
Transfer from tangible assets	7	**–**	1.4
Amortisation	2	**(0.1)**	(0.1)
Effect of changes in exchange rate		**0.1**	–
Net book value at 31st March		**3.7**	3.7
Leasehold land payments in respect of:			
Owner-occupied properties		**3.7**	3.7

9 DEFERRED TAX

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2006 and 31st March 2007 are attributable to the following items:

	1st April 2005 US$ million	Credited to income statement US$ million	Charged to reserve US$ million	31st March 2006 and 1st April 2006 US$ million	Credited /(charged) to income statement US$ million	31st March 2007 US$ million
Deferred tax assets						
Provisions	0.4	–	–	0.4	(0.4)	**–**
Tax losses carried forward	2.1	0.5	–	2.6	(0.1)	**2.5**
Other deductible temporary differences	1.7	0.5	–	2.2	0.8	**3.0**
	4.2	1.0	–	5.2	0.3	**5.5**
Deferred tax liabilities						
Accelerated tax depreciation	(2.3)	0.1	–	(2.2)	0.2	**(2.0)**
Revaluation of properties	–	–	(2.0)	(2.0)	–	**(2.0)**
Others	–	–	–	–	(0.2)	**(0.2)**
	(2.3)	0.1	(2.0)	(4.2)	–	**(4.2)**
Net deferred tax assets	1.9	1.1	(2.0)	1.0	0.3	**1.3**

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority on the same taxable entity. The following amounts are shown in the consolidated balance sheet:

	2007 US$ million	2006 US$ million
Deferred tax assets	**5.5**	5.1
Deferred tax liabilities	**(4.2)**	(4.1)
	1.3	1.0

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$33.8 million (2006: US$42.9 million) arising from unused tax losses of US$117.1 million (2006: US$131.2 million) have not been recognised at the end of the year.

10 INVESTMENTS

	2007 US$ million	2006 US$ million
(i) Associates		
Share of net tangible assets	0.1	0.1
(ii) Other investments		
Unlisted investments, at cost	0.1	0.1
	0.2	0.2

11 STOCKS

	2007 US$ million	2006 US$ million
Telecommunication and electronic products		
Raw materials	34.2	35.7
Work in progress	15.1	13.7
Finished goods	74.8	84.4
	124.1	133.8

Stocks carried at net realisable value at 31st March 2007 amounted to US$26.7 million (2006: US$35.0 million).

12 DEBTORS AND PREPAYMENTS

	Note	2007 US$ million	2006 US$ million
Trade debtors (Net of provision for doubtful debts of US$12.5 million (2006: US$5.4 million))		178.7	162.9
Other debtors and prepayments		22.6	18.9
Pension assets	15	2.1	1.8
		203.4	183.6

An ageing analysis of net trade debtors by transaction date is as follows:

	2007 US$ million	2006 US$ million
0-30 days	83.6	90.7
31-60 days	49.1	41.4
61-90 days	27.4	17.0
>90 days	18.6	13.8
Total	178.7	162.9

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

13 CREDITORS AND ACCRUALS

	2007 US$ million	2006 US$ million
Trade creditors	101.9	116.8
Other creditors and accruals	154.6	150.9
	256.5	267.7

An ageing analysis of trade creditors by transaction date is as follows:

	2007 US$ million	2006 US$ million
0-30 days	51.6	52.4
31-60 days	26.2	33.2
61-90 days	15.1	18.5
>90 days	9.0	12.7
Total	101.9	116.8

14 PROVISIONS

At 31st March 2007, provisions of US$47.9 million (2006: US$49.3 million) include provisions for defective goods returns of US$43.4 million (2006: US$45.6 million).

	Defective goods returns US$ million
At 1st April 2006	45.6
Effect of changes in exchange rate	0.3
Additional provisions	44.4
Unused amounts reversed	(3.1)
Charged to income statement	41.3
Utilised during the year	(43.8)
At 31st March 2007	43.4

The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognised for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

15 PENSION SCHEMES

The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit costs expensed in the income statement amounted to US$1.8 million (2006: US$1.8 million) and US$0.3 million (2006: US$0.2 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2007 using the projected unit credit method.

For the defined benefit scheme, the amounts recognised in the balance sheet are as follows:

	Note	2007 *US$ million*	2006 *US$ million*
Fair value of Scheme assets		**17.2**	14.9
Present value of funded defined benefit obligations		**(16.3)**	(15.2)
Unrecognised actuarial losses		**1.2**	2.1
Assets recognised in the balance sheet	12	**2.1**	1.8
The amounts recognised in the income statement are as follows:			
Current service cost		**1.4**	1.3
Interest cost		**0.7**	0.6
Expected return on plan assets		**(1.0)**	(0.8)
Net actuarial losses recognised in the year		**–**	0.1
Expenses recognised in the income statement	2	**1.1**	1.2
The actual return on plan assets was as follows:			
Expected return on plan assets		**1.0**	0.8
Actuarial gains on plan assets		**1.4**	1.2
Actual return on plan assets		**2.4**	2.0

	2007 *US$ million*	2006 *US$ million*
Movement in the assets recognised in the balance sheet:		
At 1st April	**1.8**	1.7
Expenses recognised in the income statement	**(1.1)**	(1.2)
Contributions paid	**1.4**	1.3
At 31st March	**2.1**	1.8
Movement in fair value of scheme assets:		
At 1st April	**14.9**	11.9
Expected return on plan assets	**1.0**	0.8
Actual company contributions	**1.4**	1.3
Actual benefit paid	**(1.5)**	(0.3)
Actuarial gains on plan assets	**1.4**	1.2
At 31st March	**17.2**	14.9
Movement in present value of funded defined benefit obligations:		
At 1st April	**15.2**	13.4
Interest cost	**0.7**	0.6
Current service cost with interest to the end of the year net of employee contributions	**1.4**	1.3
Actual benefit paid	**(1.5)**	(0.3)
Actuarial gains on obligations	**0.5**	0.2
At 31st March	**16.3**	15.2
Historical information		
Present value of the defined benefit obligations	**16.3**	15.2
Fair value of Scheme assets	**(17.2)**	(14.9)
(Surplus)/deficit in the plan	**(0.9)**	0.3
Experience losses on scheme liabilities	**–**	(0.3)
Experience losses on scheme assets	**(1.4)**	(1.2)

	2007	2006
Scheme assets consist of the following:		
Equities	**75.9%**	73.5%
Bonds	**17.3%**	16.4%
Cash and others	**6.8%**	10.1%
	100.0%	100.0%
The principal actuarial assumptions used for accounting purposes were:		
Discount rate	**4.3%**	4.5%
Expected return on plan assets	**7.0%**	7.0%
Future salary increases	**5.0%**	5.0%

16 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Share Capital

	2007 *US$ million*	2006 *US$ million*
Authorised		
Ordinary shares:		
400,000,000 (2006: 400,000,000) of US$0.05 each	**20.0**	20.0

	2007 No. of shares	2007 *US$ million*	2006 No. of shares	2006 *US$ million*
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance as at 1st April	**238,773,133**	**11.9**	225,627,133	11.3
Issued shares upon exercise of share options	**339,000**	**–**	10,146,000	0.5
Issued shares upon exercise of warrants	**–**	**–**	3,000,000	0.1
Balance as at 31st March	**239,112,133**	**11.9**	238,773,133	11.9

Note: Subsequent to the balance sheet date and up to 20th June 2007, the issued and fully paid share capital of the Company was increased to 240,412,133 ordinary shares upon the exercise of 1,300,000 share options since April 2007.

Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

Pursuant to Chapter 17 of the Listing Rules, the Company can issue options so that number of shares that may be issued upon exercise of all options to be granted under the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a non-refundable sum of HK$1.0 by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

16 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS (continued)

Share Options (continued)

As at 31st March 2007, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 6,875,000, which represented approximately 2.9% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

Date of grant *(Note 1)*	Exercise price	Exercisable period *(Note 2)*	Balance in issue at 1st April 2006	Number of share options exercised during the year	**Balance in issue at 31st March 2007**
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	254,000	(254,000) *(Note 3)*	-
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	85,000	(85,000) *(Note 4)*	-
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	1,965,000	-	**1,965,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	-	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,410,000	-	**1,410,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	-	**2,000,000**
			7,214,000	(339,000)	**6,875,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Annual Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: An aggregate of 254,000 share options were exercised at the exercise price of HK$10.2 during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$42.79 per share and HK$42.67 per share respectively.

Note 4: An aggregate of 85,000 share options were exercised at the exercise price of HK$8.71 during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$38.76 per share and HK$39.08 per share respectively.

Note 5: No options were granted, lapsed or cancelled during the year.

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

	Date of grant 20th April 2004	19th November 2004	23rd March 2005	12th August 2005
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

Warrants

An aggregate of 3,000,000 warrants have been exercised during the financial year ended 31st March 2006 and no warrants were outstanding as at 31st March 2006 and 31st March 2007.

17 RESERVES

	Note	Group 2007 US$ million	Group 2006 US$ million	Company 2007 US$ million	Company 2006 US$ million
Share premium		**90.7**	90.3	**90.7**	90.3
Other properties revaluation reserve		**6.1**	6.1	**–**	–
Revenue reserve		**230.5**	202.9	**164.3**	127.0
Exchange reserve		**1.3**	(7.2)	**(1.2)**	(1.2)
Capital reserve		**2.8**	1.6	**2.8**	1.6
Hedging reserve		**–**	0.6	**–**	–
		331.4	294.3	**256.6**	217.7
An analysis of movements in reserves is set out below:					
Share premium					
Brought forward		**90.3**	74.4	**90.3**	74.4
Exercise of share options		**0.4**	12.7	**0.4**	12.7
Exercise of warrants		**–**	3.2	**–**	3.2
Carried forward		**90.7**	90.3	**90.7**	90.3
Other properties revaluation reserve					
Brought forward and carried forward		**6.1**	6.1	**–**	–
Revenue reserve					
Brought forward		**202.9**	116.4	**127.0**	90.4
Profit attributable to shareholders		**182.9**	128.8	**192.6**	78.9
Final dividend in respect of the previous year	5	**(62.1)**	(28.0)	**(62.1)**	(28.0)
Interim dividend in respect of the current year	5	**(21.5)**	(14.3)	**(21.5)**	(14.3)
Special dividend in respect of the current year	5	**(71.7)**	–	**(71.7)**	–
Carried forward		**230.5**	202.9	**164.3**	127.0
Exchange reserve					
Brought forward		**(7.2)**	(4.9)	**(1.2)**	(1.2)
Exchange translation differences		**8.5**	(2.3)	**–**	–
Carried forward		**1.3**	(7.2)	**(1.2)**	(1.2)
Capital reserve					
Brought forward		**1.6**	–	**1.6**	–
Equity settled share-based transactions		**1.2**	1.6	**1.2**	1.6
Carried forward		**2.8**	1.6	**2.8**	1.6
Hedging reserve					
Brought forward		**0.6**	–	**–**	–
Transfer to income statement	2	**4.1**	(2.7)	**–**	–
Fair value (losses)/gains on hedging during the year		**(4.7)**	3.3	**–**	–
Carried forward		**–**	0.6	**–**	–

The consolidated profit attributable to shareholders includes a profit of US$192.6 million (2006: US$78.9 million) which has been dealt with in the financial statements of the Company.

Reserves of the Company available for distribution to shareholders amounted to US$164.3 million (2006: US$127.0 million).

18 FINANCIAL INSTRUMENTS

The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

Credit risk

Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade debtors. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade debtors are presented net of the allowance for doubtful debts. Credit risk with respect to trade debtors is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Foreign exchange risk

The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

Interest rate risk

The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

Fair values

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments

Forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values. The negative fair value of derivative financial instruments at 31st March 2007 designated for cash flow hedges were US$46,000 (2006 positive: US$0.6 million).

Forward foreign exchange contracts

The net fair value gains/(losses) at 31st March on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

Details of the movements of fair value gains/(losses) arising from forward foreign exchange contracts entered by the Group are set out in note 17 on the financial statements.

The contracted amounts of the outstanding forward exchange contracts at 31st March 2007 was US$6.5 million (2006: US$24.3 million).

The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in these financial instruments, nor does it anticipate non-performance by any of its counterparties.

Interest rate swaps

At 31st March 2007, there were no outstanding interest rate swaps (2006: nil).

Fair values

The fair value of trade debtors, bank balances, trade creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

The weighted average effective interest rate on short term bank deposits was 5.0% (2006: 4.3%) and these deposits had an average maturity of 1 day to 1 month.

19 COMMITMENTS

	2007 *US$ million*	2006 *US$ million*
(i) Capital commitments for property, plant and equipment		
Authorised but not contracted for	**46.7**	48.8
Contracted but not provided for	**12.8**	5.9
	59.5	54.7
(ii) Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Land and buildings		
In one year or less	**8.9**	9.9
Between one and two years	**5.9**	6.5
Between two and five years	**5.8**	10.6
In more than five years	**2.1**	2.4
	22.7	29.4

19 COMMITMENTS (continued)

The Group has entered into agreements with an independent third party in the People's Republic of China ("PRC") to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are a number of leases which expire in 2007, 2011, 2019 and 2022 respectively. The lease expiring in 2019 has a non-cancellable period of eight years which expires in 2007. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. The leases expire in 2022 can only be cancelled on six months' notice with penalties equivalent to three months' rentals. The leases expire in 2007 and 2011 are non-cancellable over the lease term. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party constructed in phases and leases to the Group a production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group rented the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

Under a Brand License Agreement expiring 31st March 2010, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2007 amounted to US$38.3 million (2006: US$55.1 million), whereas the annual minimum royalty payment varies throughout the agreement period between US$12.6 million and US$13.1 million. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirements are achieved.

Pursuant to the terms of the Agreement, VTech has started the process of renegotiating certain terms of the Agreement subsequent to 31st March 2007.

During the financial year ended 31st March 2007, certain wholly-owned subsidiaries of the Group (the "licensees") entered into certain licensing agreements with various third party licensors for the granting of certain rights to use the relevant cartoon characters into the Group's electronic learning products. Under these licensing agreements, the licensees are required to make royalty payments to the licensors, calculated as a percentage of net sales of the relevant character licensed products, subject to certain minimum aggregate royalty payments. The percentage of royalty payable varies over time and between licensed characters. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2007 amount to US$2.6 million (2006: US$3.9 million), of which US$1.8 million, US$0.7 million and US$0.1 million are payable in the financial years ended 31st March 2008, 2009 and 2010 respectively.

20 CONTINGENT LIABILITIES

The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

As at 31st March 2007, there were contingent liabilities in respect of guarantees given by the Company on behalf of subsidiaries relating to overdrafts, short term loans and credit facilities of up to US$246.3 million (2006: US$246.3 million). The Company has not recognised any deferred income for the guarantees given in respect of borrowings and other banking facilities for subsidiaries as their fair value cannot be reliably measured and their transaction price was US$Nil.

As at the balance sheet date, the directors do not consider it is probable that a claim will be made against the Company under any of the guarantees.

21 BALANCE SHEET OF THE COMPANY AS AT 31ST MARCH

	Note	2007 *US$ million*	2006 *US$ million*
Non-current assets			
Subsidiaries		227.5	227.5
Current assets			
Amounts due from subsidiaries	(i)	375.5	323.8
Cash and cash equivalents		0.1	0.1
		375.6	323.9
Current liabilities			
Amounts due to subsidiaries	(i)	(333.0)	(320.2)
Creditors and accruals		(1.6)	(1.6)
		(334.6)	(321.8)
Net assets		268.5	229.6
Capital and reserves			
Share capital	16	11.9	11.9
Reserves	17	256.6	217.7
Shareholders' funds		268.5	229.6

(i) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

22 PRINCIPAL SUBSIDIARIES

Details of the Company's interest in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2007 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and sale of electronic equipment
VTech Electronics Limited	Ordinary HK$ 5,000,000	*100	Design, manufacture and distribution of electronic products
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication products
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Incorporated and operating in Canada:			
VTech Telecommunications Canada Limited	Class A C$5,000 Class B C$195,000	*100 *100	Sale of telecommunication products
Incorporated and operating in France:			
VTech Electronics Europe S.A.S.	EURO 2,067,310	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH	EURO 2,600,000	*100	Sale of electronic products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V.	EURO 18,100	*100	Sale of electronic products
Incorporated and operating in the People's Republic of China:			
VTech (Qingyuan) Plastics & Electronics Limited	HK$167,667,810	*100	Manufacturing of plastics products
Incorporated and operating in Spain:			
VTech Electronics Europe, S.L.	EURO 500,000	*100	Sale of electronic products
Incorporated and operating in the United Kingdom:			
VTech Electronics Europe plc	GBP 500,000	*100	Sale of electronic products
Incorporated and operating in the United States:			
VTech Electronics North America, L.L.C.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products

* Indirectly held by subsidiary companies

23 MATERIAL RELATED PARTY TRANSACTIONS

During the year, the Group leased premises from Aldenham Company Limited ("Aldenham") for HK$250,000 per month, to provide housing for a director in accordance with the terms of his service contract for a term of 2 years expiring on 31st March 2007. Aldenham is a wholly indirect subsidiary of a trust in which the family members of a director are beneficiaries. Aldenham is therefore a connected person of the Group as ascribed by the Listing Rules and the lease constitutes a continuing connected transaction under the Listing Rules, they have complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. With effect from 1st April 2007, the Group renewed the afore-mentioned lease with Aldenham for HK$250,000 per month for a term of 2 years expiring on 31st March 2009.

In the normal course of business and on normal commercial terms, the Group undertakes certain transactions with its associates. None of these transactions were material to the Group's results.

24 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31ST MARCH 2007

Up to the date of issue of these financial statements the International Accounting Standard Board has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st March 2007 and which have not been adopted in these financial statements.

In addition, the following developments may result in new or amended disclosures in the financial statements:

	Effective for Accounting period beginning on or after
IFRS 7, Financial instruments: disclosures	1st January 2007
IFRS 8, Operating segments	1st January 2009
IFRIC 8, Scope of IFRS2	1st May 2006
IFRIC 9, Reassessment of embedded derivatives	1st June 2006
IFRIC 10, Interim Financial reporting and impairment	1st November 2006
IFRIC 11, IFRS 2 – Group and treasury shares transactions	1st March 2007
IFRIC 12, Service Concession Agreements	1st January 2008
Amendment to IAS 1, Presentation of financial statements: capital disclosure	1st January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

25 ACCOUNTING ESTIMATES AND JUDGEMENTS

The presentation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

Notes 15, 16 and 18 contain information about the assumptions and their risk factors relating to pension scheme obligations, fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

The Group recognises provision for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns. The Group uses all available information in determining an amount that is a reasonable approximation of the costs including estimates based on reasonable historical information and supportable assumptions. Changes in these estimates could have a significant impact on the provision and could result in additional charges or reversal of provision in future years.

	2003 US$ million	2004 US$ million	2005 US$ million	2006 US$ million	**2007 US$ million**
Consolidated statement of net assets as at 31st March					
Non-current assets					
Tangible assets	48.0	48.7	52.6	64.6	**78.4**
Leasehold land payments	2.7	1.8	1.8	3.7	**3.7**
Other non-current assets	4.1	3.9	2.8	5.3	**5.7**
	54.8	54.4	57.2	73.6	**87.8**
Current assets					
Stocks	84.0	96.1	124.2	133.8	**124.1**
Debtors and prepayments	139.9	153.9	175.7	183.6	**203.4**
Cash and cash equivalents	70.4	105.2	123.9	242.4	**246.5**
Other current assets	9.5	12.6	2.4	1.8	**1.6**
	303.8	367.8	426.2	561.6	**575.6**
Current liabilities	(227.3)	(256.0)	(279.3)	(324.9)	**(315.9)**
Net current assets	76.5	111.8	146.9	236.7	**259.7**
Total assets less current liabilities	131.3	166.2	204.1	310.3	**347.5**
Non-current liabilities					
Borrowings	(2.2)	(2.0)	(0.1)	–	**–**
Deferred tax liabilities	(0.8)	(1.6)	(0.7)	(4.1)	**(4.2)**
	(3.0)	(3.6)	(0.8)	(4.1)	**(4.2)**
Minority interest	(0.8)	–	–	–	**–**
Net assets/shareholders' funds	127.5	162.6	203.3	306.2	**343.3**

	2003 US$ million	2004 US$ million	2005 US$ million	2006 US$ million	**2007 US$ million**
Consolidated income statement for the year ended 31st March					
Revenue	866.5	915.2	1,022.0	1,204.6	**1,463.8**
Profit before taxation	58.3	49.9	63.7	140.1	**201.5**
Taxation	(17.4)	(3.6)	(6.8)	(11.3)	**(18.6)**
Profit after taxation	40.9	46.3	56.9	128.8	**182.9**
Minority interest	(0.1)	–	–	–	**–**
Profit attributable to shareholders	40.8	46.3	56.9	128.8	**182.9**
Earnings per share (US cents)	18.1	20.5	25.2	54.9	**76.6**

Corporate Information

BOARD OF DIRECTORS

Executive Directors
Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)

Edwin YING Lin Kwan

PANG King Fai

Independent Non-Executive Directors
Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Patrick WANG Shui Chung

AUDIT COMMITTEE

Raymond CH'IEN Kuo Fung *(Chairman)*

William FUNG Kwok Lun

Michael TIEN Puk Sun

NOMINATION COMMITTEE

William FUNG Kwok Lun *(Chairman)*

Patrick WANG Shui Chung

Raymond CH'IEN Kuo Fung

Michael TIEN Puk Sun

Allan WONG Chi Yun

REMUNERATION COMMITTEE

Michael TIEN Puk Sun *(Chairman)*

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

COMPANY SECRETARY

CHANG Yu Wai

QUALIFIED ACCOUNTANT

Shereen TONG Ka Hung

REGISTERED OFFICE

Clarendon House
Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Hang Seng Bank Limited

Standard Chartered Bank

AUDITORS

KPMG
Certified Public Accountants
Hong Kong

Information for Shareholders

LISTINGS

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange Plc. Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York.

STOCK CODES

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange Plc	VTH
American Depository Receipts	VTKHY

FINANCIAL CALENDAR

Closure of Register of Members	27th July 2007 – 3rd August 2007 (both dates inclusive)
2007 Annual General Meeting	3rd August 2007
Payment of Final Dividend	6th August 2007
2007/2008 Interim Results Announcement	November 2007

SHARE REGISTRARS

Principal	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda Tel: (441) 299 3954 Fax: (441) 295 6759 Email: funds@bntb.bm
Hong Kong Branch	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen's Road East Hong Kong Tel: (852) 2862 8628 Fax: (852) 2865 0990 Email: hkinfo@computershare.com.hk
UK Branch	Capita IRG Plc The Registry 34 Beckenham Road Beckenham Kent BR3 4TU United Kingdom Tel: (44) 20 8639 2157 Fax: (44) 20 8639 2342 Email: ssd@capitaregistrars.com

AMERICAN DEPOSITARY RECEIPTS

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York
NY 10286-1258
U.S.A.
Tel: 1-888-269-2377 (US domestic toll free)
(1) 212-815-3700 (International)
Email: shareowner@bankofny.com

SHARE INFORMATION

Board Lot	1,000 shares
Issued Shares as at 31st March 2007	239,112,133 shares

DIVIDENDS

Dividends per share for the year ended 31st March 2007

– Interim dividend	US9.0 cents per ordinary share
– Special dividend	US30.0 cents per ordinary share
– Final dividend	US41.0 cents per ordinary share

INVESTOR RELATIONS CONTACT

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

WEBSITE

www.vtech.com

www.irasia.com/listco/hk/vtech

HEAD OFFICE

VTech Holdings Limited
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1300
Website: http://www.vtech.com
Email: investor_relations@vtech.com

REGIONAL OFFICES

Canada
VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel: (1) 604 273 5131
Fax: (1) 604 273 1425
Website: http://www.vtechcanada.com
Email: helpdeskcanada@vtech.ca

VTech Electronics Canada Ltd.
Suite 103, 5407 Eglinton Ave. West
Etobicoke
Ontario, M9C 5K6
Tel: (1) 416 621 7722
Fax: (1) 416 621 5957
Website: http://www.vtechcanada.com

France
VTech Electronics Europe S.A.S.
2-6 rue du Château d'Eau
Boite Postale 55
78362 Montesson Cédex
Tel: (33) 1 30 09 88 00
Fax: (33) 1 30 09 87 80
Website: http://www.vtechfrance.com
Email: vtech_conseil@vtech.com

Germany
VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel: (49) 711 709 740
Fax: (49) 711 709 7449
Website: http://www.vtech.de
Email: info@vtech.de

VTech Telecommunications Germany
– Branch of VTech Europe B.V.
Am Dorfplatz 2
24109 Melsdorf
Tel: (49) 4340 499 190
Fax: (49) 4340 404 9960

Japan
VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel: (81) 3 3479 4523
Fax: (81) 3 3479 4533

VTech Communications Japan Ltd.
Okumura Building
3-14, Kanda Ogawamachi
Chiyoda-Ku, Tokyo 101-0052
Tel: (81) 3 3294 0740
Fax: (81) 3 3294 0785
Website: http://www.vtechcms.com
Email: hotline_oem@vtech.com

Netherlands
VTech Electronics Europe B.V.
Copernicusstraat 7
6003 DE Weert
Industrial Estate Kampershoek
Tel: (31) 495 459110
Fax: (31) 495 459114
Website: http://www.vtechnl.com
Email: vtechbenelux@vtech.com

Spain
VTech Electronics Europe, S.L.
Avda. de Aragón, 336 c/v Yecora
Oficina 1-Pol. Ind. Las Mercedes
28022 Madrid
Tel: (34) 91 312 0770
Fax: (34) 91 747 0638
Website: http://www.vtech.es
Email: informacion@vtech.com

United Kingdom
VTech Communications Ltd.
9, Manor Courtyard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel: (44) 1494 522 500
Fax: (44) 1494 522 001
Website: http://www.vtecheurope.com

VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel: (44) 1235 555545
Fax: (44) 1235 546804
Website: http://www.vtechuk.com
Email: gbmarketing@vtech.com

United States
VTech Electronics North America, L.L.C.
1155 West Dundee, Suite 130
Arlington Heights
IL 60004-1454
Tel: (1) 847 400 3600
Fax: (1) 847 400 3601
Website: http://www.vtechkids.com
Email: vtechkids@vtechkids.com

VTech Communications, Inc.
9590 S.W. Gemini Drive
Suite 120, Beaverton
OR 97008
Tel: (1) 503 596 1200
Fax: (1) 503 644 9887
Website: http://www.vtechphones.com
Email: inquire@vtechphones.com

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel: (1) 408 252 8550
Fax: (1) 408 252 8555
Website: http://www.vtechoem.com
Email: information@vtechoem.com

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138
Tel: (1) 617 576 3300
Fax: (1) 617 576 7753
Website: http://www.vtechcms.com
Email: cms-info@vtech-cms.com

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. If there is a discrepancy between the Chinese translation and the English version of this report and accounts, the English version shall prevail.

本年報備有中文譯本，請向位於香港皇后大道東183號合和中心46樓香港中央證券登記有限公司索取。本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

VTech Holdings Ltd
(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http: //www.vtech.com
email: investor_relations@vtech.com

This annual report is printed on environmentally friendly paper

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser authorised under the UK Financial Services Act 1986 immediately.

If you have sold or transferred all your shares in VTech Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent, through whom the sale was effected, for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board of VTech Holdings Limited is set out on pages 3 to 12 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at The Centenary Room II, G/F, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 3rd August 2007 is set out on pages 13 to 15 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

9th July 2007

CONTENTS

Pages

Definitions 1

Letter from the Board

1. Introduction 3
2. General Mandate to Repurchase Shares 4
3. General Mandate to Issue Shares 8
4. Re-election of Directors 8
5. Procedure to Demand a Poll 12
6. Notice of Annual General Meeting 12
7. Recommendations 12

Notice of Annual General Meeting 13

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held on 3rd August 2007 at 3:30 p.m. (Hong Kong time)
"AGM Notice"	notice of the AGM, which is set out on pages 13 to 15 (inclusive) of this circular
"Board"	the board of Directors from time to time
"Companies Act"	the Companies Act 1985 (as amended) and the Companies Act 2006 of the UK
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time
"Group"	the Company and its subsidiaries from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Latest Practicable Date"	3rd July 2007, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein
"London Stock Exchange"	London Stock Exchange plc

"Shareholders"	holders of Shares
"Share(s)"	ordinary share(s) of US$0.05 each in the issued share capital of the Company
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland
"UK Branch Register"	the register of members held in UK by Capita IRG Plc, The Registry, 34 Beckenham Road, Kent BR3 4TU, Beckenham, United Kingdom
"UK Listing Rules"	the rules and regulations made by the Financial Services Authority as amended from time to time
"US$"	United States dollars, the lawful currency of the United States of America

VTech Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 303)

Directors:
Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)
Edwin YING Lin Kwan
PANG King Fai

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

9th July 2007

To the Shareholders

Dear Sirs or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the AGM, notice of which is set out on pages 13 to 15 (inclusive) of this document, resolutions will be proposed to approve, inter alia, the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid up Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM; and

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate.

The purpose of this document is to explain these proposed resolutions.

2. GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 11th August 2006 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending at the conclusion of the annual general meeting of the Company to be held in 2008 or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 240,471,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 24,047,113 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options to subscribe for Shares that are outstanding is 5,516,000 being equivalent to approximately 2.3% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the AGM was also carried out in full following the AGM, the percentage of the total number of options to the total issued share capital would increase to approximately 2.9%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March 2007, (being the date to which the latest published audited consolidated financial statements of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be an adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the average market value of the Shares for the five business days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Purchases of Shares must be financed out of funds legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, inter alia, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by no later than 9:00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify a Regulatory Information Service of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the calendar day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the Shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the total interests of Mr. Allan WONG Chi Yun (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) was 39% in the issued share capital of the Company.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of Mr. WONG (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) would increase to 43.3%.

The Directors do not have the intention to exercise the power to repurchase Shares of the Company to an extent which would make any of the substantial Shareholders to be obliged to make a mandatory offer under Rule 26 of the Takeovers Code in this respect.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	Share Price	
	Highest	**Lowest**
	HK$	*HK$*
2006		
July	44.00	38.90
August	43.80	36.90
September	42.10	38.10
October	40.80	37.70
November	49.80	38.00
December	50.50	46.00
2007		
January	50.00	45.55
February	57.10	48.60
March	57.70	47.10
April	60.20	53.65
May	62.80	55.45
June	66.00	55.95

During the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

3. GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 11th August 2006 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 240,471,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 24,047,113 further new Shares. In addition, if Resolution 5 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2008, or the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emptive rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

4. RE-ELECTION OF DIRECTORS

In accordance with Bye-law 112(A) of the Bye-laws of the Company, Dr. Raymond CH'IEN Kuo Fung and Dr. William FUNG Kwok Lun will retire as Directors by rotation at the AGM. Meanwhile, in accordance with Bye-law 94 of the Bye-laws of the Company, Mr. Edwin YING Lin Kwan and Dr. PANG King Fai as the new directors appointed by the Board during the year shall also retire at the AGM. All of these directors being eligible, will offer themselves for re-election.

Particulars of the Directors proposed to be re-elected at the AGM are as follows:–

Mr. Edwin YING Lin Kwan

Edwin YING Lin Kwan, aged 54, Executive Director and Group Chief Operating Officer, holds a BSc(ME) from the University of Hong Kong. He joined the Group in 1986, left the Group as Chief Executive Officer of Electronic Learning Products Business in 2004 and rejoined the Group as Group Chief Operating Officer in December 2006. Mr. YING has over 30 years of experience in electronics manufacturing. Save as disclosed above, Mr. YING did not hold other directorships in listed public companies during the past three years.

Mr. YING holds directorships of certain members of the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. YING has personal interests of 200 shares of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between Mr. YING and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation) and his directorship is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws. Mr. YING will receive Directors' fees as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum. He will receive an annual emolument of US$334,190 and be entitled to a discretionary bonus which are determined with reference to the Company's profitability and remuneration policy such as duties and responsibilities as well as performance and prevailing market conditions.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

Dr. PANG King Fai

PANG King Fai, aged 51, Executive Director and Group Chief Technology Officer, holds a BSc (Eng) from the University of Hong Kong, an MPhil from London University and a PhD (EE) from Stanford University. He is a Fellow of the Institution of Engineering and Technology. Dr. PANG joined the Group in 2004 as Group Chief Technology Officer. He has over 20 years of experience in design engineering for consumer electronics products. He is also an Honourary Professor of the Electrical and Electronic Engineering Department of the University of Hong Kong. Save as disclosed above, Dr. PANG did not hold other directorships in listed public companies during the past three years.

Dr. PANG holds directorships of certain members of the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Dr. PANG has personal interests of 20,000 Shares of issued share capital of the Company and 180,000 underlying shares in respect of share options granted under the Share Option Scheme of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract entered into between Dr. PANG and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation) and his directorship is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws. Dr. PANG will receive Directors' fees as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum. He will receive an annual emolument of US$315,810 and be entitled to a discretionary bonus which are determined with reference to the Company's profitability and remuneration policy such as duties and responsibilities as well as performance and prevailing market conditions.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

Dr. Raymond CH'IEN Kuo Fung

Raymond CH'IEN Kuo Fung, GBS, CBE, JP, aged 55, has been an Independent Non-executive Director since November 2001. Dr. CH'IEN is the Chairman of CDC Corporation as well as Chairman of its subsidiary, China.com Inc. He is also Chairman of MTR Corporation Limited. Dr. CH'IEN serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Ltd, Inchcape plc, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. In public service, Dr. CH'IEN is the Chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. CH'IEN is an honorary President and past Chairman of the Federation of Hong Kong Industries. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999. Save as disclosed above, Dr. CH'IEN did not hold other directorships in listed public companies during the past three years.

Dr. CH'IEN does not hold other directorship of the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Dr. CH'IEN did not hold any shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between Dr. CH'IEN and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation). Dr. CH'IEN has been appointed for a term of three years and is subject to retirement and re-election at the AGM of the Company in accordance with the Bye-laws. Dr. CH'IEN will receive

Directors' fees as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum, which is determined by the Board with reference to his scope of responsibilities.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

Dr. William FUNG Kwok Lun

William FUNG Kwok Lun, OBE, JP, aged 58, has been an Independent Non-executive Director since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is the past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Pacific Economic Cooperation Committee. Currently he is a member of The Hong Kong Trade Development Council. Dr. FUNG holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by Hong Kong University of Science and Technology. Dr. FUNG is also a non-executive director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, and an independent non-executive director of HSBC Holdings plc., CLP Holdings Limited and Shui On Land Limited; and a former non-executive director of Bank of Communications Co. Ltd and CDC Corporation. Save as disclosed above, Dr. FUNG did not hold other directorships in listed public companies during the past three years.

Dr. FUNG does not hold other directorship of the Group. He has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. FUNG was interested in 1,041,630 ordinary shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Details of his interests are provided in the sections of "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the "Report of the Directors" in the 2007 Annual Report of the Company.

There is no service contract entered into between Dr. FUNG and the Company or any of its subsidiaries that is not determined by the Group within one year without payment of compensation (other than statutory compensation). Dr. FUNG has been appointed for a term of three years and is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws. Dr. FUNG will receive Directors' fees as approved from time to time by Shareholders at the AGM of the Company, currently being US$20,000 per annum, which is determined by the Board with reference to his scope of responsibilities.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

5. PROCEDURE TO DEMAND A POLL

The procedure by which Shareholders of the Company may demand a poll at a general meeting of the Company is set out herein below.

Pursuant to Bye-law 75 of the Bye-laws of the Company, a resolution put to the vote shall be decided on show of hands unless a poll is duly demanded before or upon declaration of the result of the show of hands, by:–

(i) the Chairman of the meeting; or

(ii) at least three members present in person or by proxy for the time being entitled to vote; or

(iii) any member/members present in person or by proxy and representing not less than one-tenth of the voting rights of all the members having the right to vote at the meeting; or

(iv) any member/members present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

6. NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 13 to 15 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

7. RECOMMENDATIONS

The Directors consider that the general mandate to repurchase Shares and the general mandates to allot, issue and deal with Shares, re-election of the retiring Directors and remuneration of the Directors are each in the best interests of the Company and its Shareholders as a whole. The Directors recommend that the Shareholders of the Company to vote in favour of these resolutions to be proposed at the AGM.

Yours faithfully
For and on behalf of
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

VTech Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 303)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at The Centenary Room II, G/F, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 3rd August 2007 at 3:30 p.m. (Hong Kong time) for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2007.

2. To declare a final dividend.

3. (a) To re-elect Mr. Edwin YING Lin Kwan as Director;

   (b) To re-elect Dr. PANG King Fai as Director;

   (c) To re-elect Dr. Raymond CH'IEN Kuo Fung as Director;

   (d) To re-elect Dr. William FUNG Kwok Lun as Director;

   (e) To fix the remuneration of the Directors as totalling US$140,000 and such that each Director is entitled to US$20,000 per annum for the year ending 31st March 2008 pro rata to their length of service during the year.

4. To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company:

5. "**THAT**:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, and in the manner specified in, the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

(c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2008 or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2008 or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, such authority shall allow the Company before the expiry of such authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if such authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the

Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

(iii) the exercise of options granted under any share option scheme or similar arrangement adopted by the Company; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "**THAT** conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board
VTech Holdings Limited
CHANG Yu Wai
Company Secretary

Hong Kong, 9th July 2007

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the AGM or any adjournment thereof.

3. The Register of Members of the Company will be closed from 27th July 2007 to 3rd August 2007 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration no later than 4:00 p.m. (Hong Kong time) on 26th July 2007.

此乃重要文件 請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公司股東所持本公司之股份乃登記於英國分冊： 閣下如對本通函任何方面或應採取之行動有任何疑問，應立即諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之專業顧問。

閣下如已售出或轉讓名下全部之VTech Holdings Limited股份，應立即將本通函連同隨附之代表委任表格交予買方，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

---

vtech

VTech Holdings Limited
偉易達集團*

（於百慕達註冊成立之有限公司）

（股票代號：303）

購回股份及發行股份之一般授權、
重選董事及
股東週年大會通告

VTech Holdings Limited的董事會函件已載列於本文件第3頁至第12頁內（包括首尾兩頁）。VTech Holdings Limited的股東週年大會將於二零零七年八月三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店地下百年廳II舉行，股東週年大會通告載於本文件第3頁至第15頁（包括首尾兩頁）。

無論 閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後， 閣下仍可親身出席大會或其任何續會，並於會上投票。

* *僅供識別*

二零零七年七月九日

目　錄

頁次

釋義 1

董事會函件

1. 緒言 3

2. 購回股份之一般授權 4

3. 發行股份之一般授權 8

4. 重選董事 8

5. 要求以按股數投票方式表決之程序 12

6. 股東週年大會通告 12

7. 推薦建議 12

股東週年大會通告 13

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「股東週年大會」	指	本公司將於二零零七年八月三日香港時間下午三時三十分舉行的股東週年大會
「股東週年大會通告」	指	載於本通函第13頁至第15頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「公司法」	指	一九八五年英國公司法(經修訂)及二零零六年英國公司法
「本公司」	指	VTech Holdings Limited，乃根據百慕達1981《公司法》(經修訂)在百慕達註冊成立的獲豁免公司，其股份於香港交易所主板及英國上市管理局之股份市場報價表上市
「董事」	指	本公司當其時之董事，包括所有獨立非執行董事
「本集團」	指	本公司及當其時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心46樓)於香港存置的股東名冊
「香港交易所」	指	香港聯合交易所有限公司
「香港交易所上市規則」	指	香港交易所證券上市規則
「最後實際可行日期」	指	二零零七年七月三日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc

「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.05美元的普通股
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國
「英國分冊」	指	由 Capita IRG Plc(地址為:The Registry, 34 Beckenham Road, Kent BR3 4TU, Beckenham, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	英國金融服務監察局所作的規則及條例(經不時之修訂)
「美元」	指	美國法定貨幣美元

VTech Holdings Limited
偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

董事：
黃子欣*(主席兼集團行政總裁)*
應連君
彭景輝

獨立非執行董事：
錢果豐
馮國綸
田北辰
汪穗中

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

購回股份及發行股份之一般授權、
重選董事及
股東週年大會通告

1. 緒言

股東週年大會上將會提呈決議案，以批准(其中包括)下列事項，有關通告載於本文件第13頁至第15頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；及

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力。

本文件旨在闡釋將要提呈之決議案。

* *僅供識別*

2. 購回股份之一般授權

本公司於二零零六年八月十一日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港交易所及倫敦交易所作出及按照香港交易所上市規則及英國上市規則所作出之購回。一般授權只包括直至二零零八年舉行之本公司股東週年大會結束時，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港交易所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港交易所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，公司可於香港交易所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為240,471,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達24,047,113股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權總數為5,516,000股，約佔本公司於當日全部已發行股本2.3%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權之總數佔已發行股份總數之百份比約增至2.9%。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零七年三月三十一日（本公司最近期公佈之已審核綜合財務報表之編製日期）之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List（每日股份市場報價表），於購回該等股份前緊接之五個交易日股份之平均市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

購回股份之資金來源

本公司之公司組織章程大綱及細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

香港交易所上市規則

香港交易所上市規則的申報規定指明上市公司必須最遲在購回任何其證券之日以後第一個交易日香港時間上午九時前，向香港交易所匯報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購買日後第一個交易日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所之 Regulatory Information Services（監管資訊服務）。

董事承諾

董事已向香港交易所承諾，彼等將遵照香港交易所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或（就董事作出一切合理查詢後所知及確信）其任何聯繫人士（定義見香港交易所上市規則）目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則（「收購守則」）而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據守則第26條規則提出強制性收購本公司證券之建議。

於最後實際可行日期，黃子欣先生之總權益（包括以黃先生為成立人之酌情信託之受託人直接及間接持有之權益）為本公司之已發行股本之39%。

倘本公司向持股份之公眾人士購回股份之最高數目，即於最後實際可行日期之現有已發行股本之10%(惟本公司目前並無此計劃)，黃先生所佔之持股百分比(包括以黃先生為成立人之酌情信託之受託人直接及間接所持有之權益)將增至43.3%。

各董事概無意行使購回本公司股份之權力，以達致某程度使任何主要股東須就該收購守則第26條規則而作出強制性收購之建議。

股份價格及購回股份之紀錄

於最後實際可行日期前十二個月之每個月，股份於香港交易所之最高及最低買賣價如下：

	股份價格	
	最高	最低
	港元	*港元*
二零零六年		
七月	44.00	38.90
八月	43.80	36.90
九月	42.10	38.10
十月	40.80	37.70
十一月	49.80	38.00
十二月	50.50	46.00
二零零七年		
一月	50.00	45.55
二月	57.10	48.60
三月	57.70	47.10
四月	60.20	53.65
五月	62.80	55.45
六月	66.00	55.95

於最後實際可行日期前六個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

3. 發行股份之一般授權

本公司於二零零六年八月十一日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額10%之額外新股份。於最後實際可行日期，本公司已發行股份總數為240,471,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為24,047,113股額外新股份。此外，若授權本公司購回股份之決議案5獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零八年股東週年大會結束時，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

4. 重選董事

根據公司細則第112(A)條，錢果豐博士及馮國綸博士將於股東週年大會輪值退任，與此同時，根據公司細則第94條，應連君先生及彭景輝博士於本年被委任為新董事，亦將於股東週年大會退任，彼等符合資格並願意候選連任。

擬於股東週年大會上重選連任之董事簡介如下：

應連君先生

應連君，五十四歲，執行董事及集團首席營運總監，持有香港大學機械工程理學士學位。彼於一九八六年加入本集團，至二零零四年離開集團時為電子學習產品業務行政總裁，其後於二零零六年十二月再次加入集團出任集團首席營運總監。應先生在電子產品製造方面擁有逾三十年經驗。

應先生為本集團若干成員之董事，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，應先生持有個人權益200股本公司已發行之股份。

應先生並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。彼之董事職務須根據公司細則於本公司股東週年大會上輪值退任及重選。應先生將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬美元。彼將收取334,190美元之年薪，並可獲得酌情發放之花紅。彼之酬金乃參照本集團之業績表現及集團薪酬政策包括其職責、工作表現及當時的市場情況而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

彭景輝博士

彭景輝，五十一歲，執行董事及集團首席科技總監，持有香港大學工程學理學士、倫敦大學研究碩士及史丹福大學電機工程博士學位。彼為工程及科技學會資深會員。彭博士於二零零四年加入本集團擔任集團首席科技總監。彼在消費電子產品之工程設計上擁有逾二十年經驗。彼亦為香港大學電機電子工程學系榮譽教授。除上文所披露外，彭博士於過去三年並無在其他香港上市公司擔任董事職務。

彭博士為本集團若干成員之董事，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，彭博士持有個人權益20,000股本公司已發行之股份以及根據本公司購股權計劃所授予的購股權之180,000股相關股份。

彭博士並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。彼之董事職務須根據公司細則於本公司股東週年大會上輪值退任及重選。彭博士將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬美元。彼將收取315,800美元之年薪，並可獲得酌情發放之花紅。彼之酬金乃參照本集團之業績表現及集團薪酬政策包括其職責、工作表現及當時的市場情況而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

錢果豐博士

錢果豐，GBS，CBE，太平紳士，五十五歲，自二零零一年十一月起出任集團之獨立非執行董事，現為CDC Corporation之主席，及其子公司中華網科技公司主席。錢博士並擔任地鐵有限公司之主席。彼為滙豐控股有限公司、香港上海滙豐銀行有限公司、英之傑集團、利亞零售有限公司和九龍倉集團有限公司之董事。公職方面，錢博士為香港／歐盟經濟合作委員會主席及亞太經合組織商業諮詢委員會香港區成員。此外，錢博士亦為香港工業總會名譽會長及前主席。彼於一九七八年取得美國 University of Pennsylvania經濟學博士學位，並於二零零六年出任為該大學之校董會成員。錢博士於一九九三年獲委任為太平紳士，一九九四年獲頒 CBE 勳銜，一九九九年獲頒金紫荊星章。除上文所披露外，錢博士於過去三年並無在其他香港上市公司擔任董事職務。

錢博士並無擔任本集團其他董事職務，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，錢博士並沒持有本公司之股份。錢博士並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。錢博士之任期為三年，

將根據公司細則於本公司股東週年大會上退任及重選。錢博士將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬美元，此金額乃由董事會參考彼之職責範圍而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

馮國綸博士

馮國綸，OBE，太平紳士，五十八歲，自二零零一年十一月起出任集團之獨立非執行董事，現為利豐有限公司之董事總經理。彼曾任多項貿易公職，包括香港總商會、香港出口商會及太平洋經濟合作委員會之主席。彼現為香港貿易發展局理事會之成員。馮博士持有普林斯頓大學工程學士學位、哈佛商學院工商管理學碩士學位，並獲香港科技大學頒授工商管理學榮譽博士學位。馮博士為利亞零售有限公司、利和經銷集團有限公司之非執行董事；滙豐控股有限公司、中電控股有限公司和瑞安房地產有限公司之獨立非執行董事；以及曾任交通銀行股份有限公司及CDC Corporation非執行董事。除上文所披露外，馮先生於過去三年並無在其他上市公司擔任董事職務。

馮博士並無擔任本集團其他董事職務，彼與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。於最後實際可行日期，根據證券及期貨條例第XV部之涵義，馮博士持有1,041,630股本公司普通股股份。彼之權益詳情載於本公司二零零七年度年報「董事會報告書」之「董事於股份、相關股份及債券之權益及淡倉」部份內。

馮博士並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。馮博士之任期為三年，將根據本公司細則於本公司股東週年大會上輪值退任及重選。馮博士將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年二萬元美元，此金額乃由董事會參考彼之職責範圍而釐定。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文而須披露的資料。

5. 要求以按股數投票方式表決之程序

本公司股東要求於本公司之股東大會上以按股數投票方式表決之程序如下。

根據本公司之公司細則第75條規定，決議案是以舉手投票方式表決，除非在宣告以舉手投票方式表決有關議案之結果前，要求以按股數投票方式表決有關決議案必須：

(i) 由會議主席提出；或

(ii) 由不少於三位在場親身出席會議之股東或其代表提出；或

(iii) 由在場親身出席會議並持有不少於在會議中擁有十分之一投票權之股東或其代表提出；或

(iv) 由在場親身出席會議並持有賦予於會議上有投票權之股份中已繳付之股本總值不少於本公司所有附有該權益股份中十分之一已發行股本總值之股東或其代表提出。

由股東所委任之代表或倘股東為機構，由其正式授權代表所提出之要求，將被視作股東之同等要求。

6. 股東週年大會通告

股東週年大會通告載於本文件第13頁至第15頁內(包括首尾兩頁)。

股東週年大會適用之代表委任表格隨附於本文件。不論　閣下會否出席是次大會，本公司謹要求　閣下最遲於大會指定舉行時間48小時前填妥隨附之代表委任表格，並交回本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委任表格，　閣下仍可親身出席大會並在會上投票。

7. 推薦建議

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權、重選退任董事及董事酬金均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。

此　致

VTech Holdings Limited 列位股東　台照

主席
VTech Holdings Limited
偉易達集團
黃子欣
謹啟

二零零七年七月九日

vtech

VTech Holdings Limited

偉易達集團 *

(於百慕達註冊成立之有限公司)

(股票代號:303)

茲通告VTech Holdings Limited(「本公司」)謹訂於二零零七年八月三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店舉行股東週年大會,以處理下列各項:

普通事項

1. 省覽截至二零零七年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。

2. 宣告派發末期股息。

3. (a) 重選應連君先生為本公司董事;

 (b) 重選彭景輝博士為本公司董事;

 (c) 重選錢果豐博士為本公司董事;

 (d) 重選馮國綸博士為本公司董事;

 (e) 釐定董事酬金合共十四萬美元,每位董事按其年內的任期比例,在二零零八年三月三十一日止年度之酬金為每年二萬美元。

4. 續聘畢馬威會計師事務所為核數師,並授權董事會釐訂其酬金。

特別事項

決議案5至7提呈為本公司之普通決議案:

5. 「**動議**:

 (a) 根據下文(b)及(c)段之條文,一般無條件批准董事會行使本公司之一切權力,按照所有適用法例及根據香港聯合交易所有限公司(香港交易所)證券上市規則之條文及所指定之方式,在香港交易所購回本公司股本中每股面值0.05美元之普通股份;

* *僅供識別*

(b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額10%；

(c) 本公司根據上文(a)段獲賦予之權力將於(i)二零零八年舉行之本公司股東週年大會結束當日或(ii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時(以較早者為準)結束。」

6. 「**動議**：

(a) 根據(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日之本公司已發行股本總面值10%，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零八年舉行之本公司股東週年大會結束時或(ii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權屆滿之後予以配發或發行，而董事會可根據此等建議、協議及購股權以配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股(惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等

地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排）；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；或

(iii) 根據本公司採納之任何購股權計劃或類似安排所授予的購股權獲行使；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

7. 「**動議**待召開本大會之通告所載決議案5通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額10%。」

承董事會命
VTech Holdings Limited
偉易達集團
公司秘書
張怡煒

香港，二零零七年七月九日

附註：

1. 凡有權出席股東週年大會並於會上投票之股東，均有權委託一位或多位代表出席，並於表決時代其投票。受委任代表毋須為本公司股東。

2. 代表委任表格須於股東週年大會或任何續會指定舉行時間四十八小時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，方為有效。

3. 本公司將自二零零七年七月二十七日起至二零零七年八月三日(包括首尾兩天)暫停辦理股份過戶登記手續，在此期間，本公司將不會接受股份過戶登記。為符合獲發擬派末期股息之資格，所有股份過戶文件連同有關股票均須於二零零七年七月二十六日下午四時(香港時間)前按上文所述地址送交香港中央證券登記有限公司進行登記。

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

PROXY FORM
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 3RD AUGUST 2007

I/We [1], ______________________________

of ______________________________

being the registered holder(s) of [2] ______________________________ shares of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or [3] ______________________ of ______________________

______________________ or failing him/her ______________________

of ______________________________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (and at any adjournment thereof) to be held at The Centenary Room II, G/F, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 3rd August 2007, at 3:30 p.m. (Hong Kong time) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	RESOLUTIONS	FOR [4]	AGAINST [4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2007.		
2.	To declare a final dividend for the year ended 31st March 2007.		
3.	(a) To re-elect Mr. Edwin YING Lin Kwan as director;		
	(b) To re-elect Dr. PANG King Fai as director;		
	(c) To re-elect Dr. Raymond CH'IEN Kuo Fung as director;		
	(d) To re-elect Dr. William FUNG Kwok Lun as director;		
	(e) To fix the remuneration of the Directors.		
4.	To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.		

Dated the ______________ day of ______________ 2007 Shareholder's signature [5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Annual General Meeting is preferred, please delete the words "the Chairman of the Annual General Meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

vtech

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

於二零零七年八月三日舉行之股東週年大會適用之代表委任表格

本人／吾等[1] ______________________________

地址為 ______________________________

為VTECH HOLDINGS LIMITED(「本公司」)股本中每股面值 0.05 美元股份______________________________股[2]

之登記持有人，兹委任股東週年大會主席或[3] ______________________________

地址為 ______________________________

如其未克出席，則委任 ______________________________ 地址為 ______________________________

______________________________代表本人／吾等出席本公司於二零零七年八月三日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店地下百年廳II舉行之股東週年大會，按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

	決議案	贊成[4]	反對[4]
1.	省覽及考慮截至二零零七年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。		
2.	宣告派發截至二零零七年三月三十一日止年度之末期股息。		
3.	(a) 重選應連君先生為本公司董事；		
	(b) 重選彭景輝博士為本公司董事；		
	(c) 重選錢果豐博士為本公司董事；		
	(d) 重選馮國綸博士為本公司董事；		
	(e) 釐定董事酬金。		
4.	續聘畢馬威會計師事務所為核數師及授權董事會釐定其酬金。		
5.	授予董事會購回股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
6.	授予董事會配發、發行及處理本公司之額外股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
7.	授予董事會配發、發行及處理本公司之額外股份之一般權力將給予購回本公司之額外股份之數目。		

日期：二零零七年 __________ 月 __________ 日　　　　股東簽署[5] ______________________________

附註：

1. 請以正楷填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以　閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「股東週年大會主席或」之字樣刪去，並於適當欄內填上　閣下所擬委派代表之姓名及地址。本代表委任表格內之任何更改均須由簽署人簡簽示可。
4. 重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「✓」號；如欲投票反對決議案，則請在「反對」欄內填上「✓」號。如並無填寫任何一欄，則　閣下之代表可酌情就任何於股東週年大會上適當提呈之及並未載於會議通告之任何決議案投票。
5. 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會或其任何續會之指定舉行時間48小時前送達本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。
7. 如屬聯名股東，則首席聯名股東之投票(不論親自出席、委派代表出席或由公司代表出席)，將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在本公司股東名冊上之排名先後次序，名列於首之股東為首席聯名股東。
8. 受委代表無須為本公司股東，惟必須親自代表　閣下出席會議。
9. 完成及遞交本代表委任表格將不排除　閣下如欲親自出席股東週年大會及投票。

* *僅供識別*

END